UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 7, 2024, announcing the release of the registrant’s financial results for the 3rd quarter 2024.

TURKCELL ILETISIM HIZMETLERI

THIRD QUARTER 2024 RESULTS

"Resuming the real growth path"

Contents

HIGHLIGHTS

QUARTER HIGHLIGHTS	4

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD	5

FINANCIAL AND OPERATIONAL REVIEW

FINANCIAL REVIEW OF TURKCELL GROUP	7

OPERATIONAL REVIEW OF TURKCELL TÜRKİYE	10

TURKCELL INTERNATIONAL

BeST	11

Kuzey Kıbrıs Turkcell	11

TECHFIN

Paycell	12

Financell	12

TURKCELL GROUP SUBSCRIBERS	13

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT	13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS	14

RECONCILIATION OF ARPU	15

Appendix A – Tables	17

•	Please note that all financial data is consolidated and comprises that of Turkcell Iletisim Hizmetleri A.S. (the “Company” or “Turkcell”) and its subsidiaries and associates (together referred to as the “Group”) unless otherwise stated.

•	We have four reporting segments:

○	"Turkcell Türkiye," which comprises our telecom, digital services, and digital business services related businesses in Türkiye (as used in our previous releases in periods prior to Q115, this term covered only the mobile businesses). All non-financial data presented in this press release is unconsolidated and comprises Turkcell Türkiye only figures unless otherwise stated. The terms "we," "us," and "our" in this press release refer only to Turkcell Türkiye, except in discussions of financial data, where such terms refer to the Group, and except where context otherwise requires.

○	“Turkcell International,” which comprises all of our telecom and digital services-related businesses outside of Türkiye (BeST and KKTCELL).

▪	As per Turkcell Group’s announcement on September 9, 2024, the transfer of shares, along with all rights and liabilities in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower, was completed. As of Q324, Turkcell Group no longer holds any shares in these companies. These operations have been classified as assets held for sale and as discontinued operations.

○	“Techfin” which comprises all of our financial services businesses.

○	“Other” which mainly comprises our non-group call center and energy businesses, retail channel operations, smart devices management, and consumer electronics sales through digital channels and intersegment eliminations.

•	This press release provides a year-on-year comparison of our key indicators and figures in parentheses following the operational and financial results for September 30, 2024 refer to the same item as at and for the three months ended September 30, 2023. For further details, please refer to our consolidated financial statements and notes as at and for September 30, 2024, which can be accessed via our website in the investor relations section (www.turkcell.com.tr).

•	Selected financial information presented in this press release for the third quarter and nine months of 2023 and 2024 is based on IFRS figures in TRY terms unless otherwise stated.

•	In the tables used in this press release, totals may not foot due to rounding differences. The same applies to the calculations in the text.

•	Year-on-year percentage comparisons appearing in this press release reflect mathematical calculation.

2

NOTICE

This press release contains the Company’s financial information for the period ended September 30, 2024, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This press release contains the Company’s financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS29”). Therefore, the financial statement information included in this press release for the periods presented is expressed in terms of the purchasing power of the Turkish Lira as of September 30, 2024. The Company restated all non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of September 30, 2024. Comparative financial information has also been restated using the general price index of the current period.

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2024. In establishing such guidance and outlooks, the Company has used a certain number of assumptions regarding factors beyond its control, in particular in relation to macro-economic indicators, such as expected inflation levels, that may not be realized or achieved. More generally, all statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position, and business strategy, may constitute forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as, among others, “will,” “expect,” “intend,” “estimate,” “believe,” “continue,” and “guidance.”

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by forward-looking statements. Should one or more of these risks or uncertainties materialize or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned, or projected.

These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance, or achievements to differ materially from our future results, performance, or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements. For a discussion of certain factors that may affect the outcome of such forward- looking statements, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to the Company, and we undertake no duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company makes no representation as to the accuracy or completeness of the information contained in this press release, which remains subject to verification, completion, and change. No responsibility or liability is or will be accepted by the Company or any of its subsidiaries, board members, officers, employees, or agents as to or in relation to the accuracy or completeness of the information contained in this press release or any other written or oral information made available to any interested party or its advisers.

3

FINANCIAL HIGHLIGHTS

TRY million	Q323	Q324	y/y%		9M23	9M24	y/y%
Revenue	37,590	40,171	6.9%		108,295	114,592	5.8%
EBITDA[1]	16,091	17,757	10.4%		44,485	49,031	10.2%
EBITDA Margin (%)	42.8%	44.2%	1.4	pp	41.1%	42.8%	1.7	pp
EBIT[2]	5,795	6,552	13.1%		14,188	15,810	11.4%
EBIT Margin (%)	15.4%	16.3%	0.9	pp	13.1%	13.8%	0.7	pp
Net Income / (Loss)	(4,495)	14,280	n.m		(5,707)	20,555	n.m

THIRD QUARTER HIGHLIGHTS

•	As per our announcement on September 9, 2024, we completed the transfer of shares, along with all rights and liabilities in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower operating in Ukraine. Turkcell Group no longer holds any shares in these companies.

•	Solid operational profitability:

○	Group revenues up 6.9% year-on-year, with Turkcell Türkiye’s strong ARPU and subscriber net add performance primarily driven by postpaid and techfin segment contribution

○	Robust performance by Techfin segment; Paycell revenues up 19.6%; Financell revenues up 38.1%

○	EBITDA rose 10.4%, leading to an EBITDA margin of 44.2%; EBIT up 13.1%, resulting in an EBIT margin of 16.3%.

○	Net income was positive at TRY 14.3 billion, including the sale of subsidiaries in Ukraine

○	Net leverage level at 0.1x; long FX position of US$228 million

•	Profitability-centric operational performance:

○	Turkcell Türkiye subscriber base[3] up by 322 thousand quarterly net additions

○	515 thousand quarterly mobile postpaid net additions; 1.5 million net additions in the first nine months of the year

○	47 thousand quarterly fiber net additions

○	67 thousand new fiber homepasses in Q324

○	Mobile ARPU[4] growth of 6.9%; residential fiber ARPU growth of 15.1%

○	Data usage of 4.5G users at 19.5 GB in Q324

•	Since inflation exceeded expectations in the second half of the year, we have revised our revenue growth guidance[5] for 2024 to around 7%. We maintain our EBITDA margin target of around 42%, and operational capex over sales ratio[6] guidance at around 23%.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(2) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

(3) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(4) Excluding M2M

(5) The guidance for the year 2024 includes the effects of implementing inflation accounting in accordance with IAS 29. Our 2024 guidance has been established using a certain number of assumptions regarding factors beyond our control, including in relation to macroeconomic indicators such as expected inflation levels. In particular, our 2024 guidance is based on an assumed annual inflation rate of 43% (previously 37)%, applied on a monthly basis. Please note that this paragraph contains forward-looking statements based on our current estimates and expectations regarding market conditions for each of our different businesses. No assurance can be given that actual results will be consistent with such estimates and expectations. For a discussion of factors that may affect our results, see our Annual Report on Form 20-F for 2023 filed with the U.S. Securities and Exchange Commission, and in particular, the risk factor section therein.

(6) Excluding license fees

For further details, please refer to our consolidated financial statements and notes as at September 30, 2024, via our website in the Investor Relations section (www.turkcell.com.tr).

4

COMMENTS BY CEO, ALİ TAHA KOÇ, PhD

Resuming the Real Growth Path

As we celebrate our 30th anniversary at Turkcell Group, we remain committed to creating value for our stakeholders through strong foundations and an innovative vision. In line with our strategic goals, we took a significant step by completing the sale of our assets in Ukraine on September 9, 2024. The proceeds from this transaction have been reflected in our third-quarter financial results.

We have proudly led Türkiye's digitalization journey for over 30 years. We will now share our expertise and vision on the global stage. With my recent election to the board of directors of GSMA, the global GSM association, I am honored to represent not just the Turkcell brand but also Türkiye. We will continue to make significant contributions to the mobile communications sector and the broader digital landscape under the GSMA umbrella.

We continue the renewable energy investments in line with our plans. Recently, we completed the first phase of our solar energy investments, installing 54 MW of power, with 6.4 MW already activated in the third quarter. Following the acquisition of the necessary permits, we will progressively bring the remaining capacity online.

We delivered a strong quarter, driven by a robust ARPU performance of Turkcell Türkiye, an expanding postpaid subscriber base, and contributions from our Techfin business. In the third quarter of 2024, our group revenues rose by 6.9% on an annual basis to TRY 40.2 billion, while our EBITDA1 margin increased by 1.4 points to 44.2% despite the wage increase we made to protect the purchasing power of our employees, who are our focus of value. Our net income reached TRY 14.3 billion, with our strong operations, which contributed TRY 3.1 billion, along with the proceeds from the asset sale in Ukraine. In the third quarter, Turkcell Türkiye's subscriber base increased by 322 thousand to 43.5 million.

Despite the aggressive competition, we achieved strong operational results

In the third quarter, we continued to deliver a strong operational performance. We gained a net of 515 thousand postpaid subscribers, bringing our total net additions in the last 12 months to 1.9 million. As a result, the share of our postpaid subscriber base grew by 4 percentage points year-on-year, reaching 74%. Thanks to our expanding postpaid subscriber base, price adjustments, and successful upsell, our Mobile ARPU2 growth increased to 6.9% year-over-year. Since May, we have observed increased activity in the Mobile Number Portability (MNP) market due to the aggressive pricing actions of competitors. This trend intensified further in the third quarter as competition heightened. Increased competition, along with seasonality, resulted in a mobile churn rate of 2.2% for the third quarter.

In line with our customer-focused approach, we introduced our '30th Year 1000 Mbps Speed Campaign' to our fixed broadband customers in September. In the fixed broadband segment, we remain focused on fiber subscribers, having gained 47 thousand net subscribers thanks to the strong demand for our high-speed and end-to-end fiber service, while our subscriber base exceeded 2.4 million. The share of our 12-month contract packages, implemented to mitigate the effects of inflation, increased by 23 percentage points year-on-year among our residential fiber subscribers, reaching 82%. In the third quarter of 2024, our residential fiber ARPU rose 15.1% year-on-year thanks to the increasing 12-month contract subscriber share, upsell strategy and price adjustments in fixed broadband services and IPTV.

Our Techfin business continues to support financial performance

Our strategic focus area, Techfin, which includes our Financell3 and Paycell brands, continued to support group revenue strongly in the third quarter. Financell grew by 38.1% on an annual basis, recording a revenue of TRY 1.1 billion, supported by the increase in average interest rates, while the net interest margin of 4.1% continued to improve. On the other hand, Paycell revenues grew by 19.6%, reaching TRY 970 million, driven by the high demand for our POS solutions and the increasing volume of Paycell Card. The transaction volume of the "Pay Later" mobile payment service, which has the largest share in Paycell revenues, increased by 24% (non-group) to TRY 3.1 billion. Since its launch, our POS solutions have exceeded demand expectations, maintaining a strong performance with an 86% increase in transaction volume.

The number of standalone paid users of our digital services4 decreased by 14% year-on-year, reaching 5.0 million, in line with our expectations as we prioritized profitability. Meanwhile, our TV+ platform, which has consistently expanded its market share since its launch, has now become the second-largest player in the market, according to the ICTA's second-quarter report.

5

In our Digital Business Services portfolio, the revenues from our four next-generation data centers, with a total IT capacity of 55 MW –33 MW of which is active—and cloud services offering value-added services, grew by 43% in the third quarter, reaching TRY 639 million. We are committed to expanding the capacity of our data centers, which will remain a key strategic priority in the years ahead.

We revise our guidance

Due to higher-than-expected inflation in the second half of the year, we have revised our year-end inflation forecast upwards. Accordingly, we are updating our revenue growth target5 for 2024 to approximately 7%. We maintain our EBITDA margin expectation at approximately 42% and our operational capex to sales6 ratio target at approximately 23%.

I extend my heartfelt thanks to all our employees for their contributions to our success and express my gratitude to our Board of Directors for their continued support.

(1) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income

(2) Excluding M2M

(3) Following the change in organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, are now classified as "Other" in the Techfin segment as of the first quarter of 2023.

(4) Including IPTV, OTT TV, fizy, lifebox and GAME+

(5) Our expectations for 2024 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Specifically, we are assuming an annual inflation rate of 43%, applied on a monthly basis, (previous estimate: 37)%. This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2023 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(6) Excluding license fees

6

FINANCIAL AND OPERATIONAL REVIEW

Financial Review of Turkcell Group

	Quarter				Nine Months
Profit & Loss Statement (million TRY)	Q323	Q324	y/y%		9M23	9M24	y/y%
Revenue	37,590.1	40,171.4	6.9%		108,295.3	114,592.2	5.8%
Cost of revenue[1]	(17,967.2)	(17,990.5)	0.1%		(53,854.2)	(53,417.0)	(0.8)%
Cost of revenue1/Revenue	(47.8)%	(44.8)%	3.0	pp	(49.7)%	(46.6)%	3.1	pp
Gross Margin[1]	52.2%	55.2%	3.0	pp	50.3%	53.4%	3.1	pp
Administrative expenses	(1,216.6)	(1,632.6)	34.2%		(3,280.1)	(4,307.9)	31.3%
Administrative expenses/Revenue	(3.2)%	(4.1)%	(0.9	)pp	(3.0)%	(3.8)%	(0.8	)pp
Selling and marketing expenses	(2,026.2)	(2,539.3)	25.3%		(5,566.5)	(7,073.1)	27.1%
Selling and marketing expenses/Revenue	(5.4)%	(6.3)%	(0.9	)pp	(5.1)%	(6.2)%	(1.1	)pp
Net impairment losses on financial and contract assets	(289.5)	(252.1)	(12.9)%		(1,109.7)	(763.1)	(31.2)%
EBITDA[2]	16,090.5	17,756.9	10.4%		44,484.8	49,031.1	10.2%
EBITDA Margin	42.8%	44.2%	1.4	pp	41.1%	42.8%	1.7	pp
Depreciation and amortization	(10,295.9)	(11,205.1)	8.8%		(30,296.4)	(33,221.5)	9.7%
EBIT[3]	5,794.6	6,551.8	13.1%		14,188.4	15,809.6	11.4%
EBIT Margin	15.4%	16.3%	0.9	pp	13.1%	13.8%	0.7	pp
Net finance income / (costs)	2,187.2	(345.2)	(115.8)%		(4,813.8)	(1,777.6)	(63.1)%
Finance income	3,885.3	2,783.6	(28.4)%		14,720.3	7,237.5	(50.8)%
Finance costs	(4,405.9)	(4,654.8)	5.6%		(22,510.3)	(14,978.9)	(33.5)%
Monetary gain / (loss)	2,707.8	1,525.9	(43.6)%		2,976.1	5,963.7	100.4%
Other income / (expenses)	(2,916.1)	(179.3)	(93.9)%		(3,018.8)	(665.9)	(77.9)%
Non-controlling interests	2.3	0.7	(69.6)%		4.3	8.6	100.0%
Share of profit of equity accounted investees	(65.5)	(672.3)	926.4%		(195.4)	(1,568.2)	702.6%
Income tax expense	(9,763.5)	(2,289.7)	(76.5)%		(13,520.4)	(3,679.9)	(72.8)%
Profit /(loss) from discontinued operations	265.8	11,214.4	4,119.1%		1,648.9	12,428.0	653.7%
Net Income	(4,495.1)	14,280.4	n.m		(5,706.7)	20,554.5	n.m

(1) Excluding depreciation and amortization expenses.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate Adjusted EBITDA and its reconciliation to net income.

(3) EBIT is a non-GAAP financial measure and is equal to EBITDA minus depreciation and amortization expenses.

Revenue of the Group rose 6.9% year-on-year in Q324. This was mainly driven by Turkcell Türkiye’s strong performance supported by a larger postpaid subscriber base that generates more ARPU than prepaid subscribers, upsell efforts and a solid increase in fixed segment ARPU. The Techfin segment’s solid revenue growth of 30.9% also supported the Group revenue increase.

Turkcell Türkiye revenues, comprising 87% of Group revenues, rose 7.1% year-on-year to TRY34,854 million (TRY32,550 million).

-	Consumer segment[4] revenues grew 10.8% year-on-year on the back of rising postpaid subscriber share, price adjustments, and upsell efforts.

-	Corporate segment[4] revenues declined by 1.4% year-on-year. Constrained demand in the tightening economic environment negatively impacted the hardware revenues of digital business services, which declined by 44.1% year-on-year. Recurring service revenues rose 18% year on year.

(4) Following the change in organizational structure, the revenues from sole proprietorship subscribers that we define as Merchant, which were previously managed under the Corporate segment, are being reported under the Consumer segment as of and from the third quarter of 2023. Within this scope, past data has been revised for comparative purposes.

7

-	Standalone digital services revenues across consumer and corporate segments rose 4% year-on-year, primarily attributed to price adjustments, despite the continued shrinkage of the paid user base in consequence of our profitability-focused strategy.

-	Wholesale revenues were down 9.9% year-on-year to TRY2,378 million (TRY2,639 million), resulting from alternative data solutions in the market.

Turkcell International1 revenues, comprising 2% of Group revenues, rose 20.6% to TRY935 million (TRY775 million).

Techfin segment revenues, comprising 5% of Group revenues, were up 30.9% year-on-year to TRY2,132 million (TRY1,629 million). Financell’s revenue grew 38.1%, and Paycell’s revenues increased 19.6% year-on-year. Please refer to the Techfin section for details.

Other segment revenues, at 6% of Group revenues, which mostly include non-group call center and energy business revenues and consumer electronics sales revenues, declined 14.6% year-on-year to TRY2,251 million (TRY2,636 million). This was primarily caused by weak demand for consumer electronics.

Cost of revenue (excluding depreciation and amortization) decreased to 44.8% (47.8)% as a percentage of revenues in Q324. The decline in the cost of goods sold (2.2pp), interconnection cost (1.1pp), and other cost items (1.2pp) outweighed the rise in personnel expenses (0.9pp) and funding cost (0.6pp) as a percentage of revenues.

Administrative Expenses increased to 4.1% (3.2)% as a percentage of revenues in Q324. This was mainly led by higher employee expenses (0.7pp) as a percentage of revenues.

Selling and Marketing Expenses increased to 6.3% (5.4)% as a percentage of revenues in Q324, due mainly to the rise in personnel expenses (0.6pp) as a percentage of revenues.

Net impairment losses on financial and contract assets decreased to 0.6% (0.8)% as a percentage of revenues in Q324.

EBITDA2 grew 10.4% year-on-year in Q324, leading to an EBITDA margin of 44.2% (42.8)%.

-	Turkcell Türkiye’s EBITDA rose 12.6% year-on-year to TRY16,739 million (TRY14,865 million) with an EBITDA margin of 48.0% (45.7)%. The primary contributors to margin improvement were lower interconnection costs and a reduction in cost of goods sold as a percentage of revenues.

-	Turkcell International EBITDA declined 1.2% year-on-year to TRY365 million (TRY369 million), leading to an EBITDA margin of 39.1% (47.6)%. The increase in personnel expenses led to a margin dilution.

-	Techfin segment EBITDA decreased 4.1% year-on-year to TRY595 million (TRY620 million) with an EBITDA margin of 27.9% (38.1)%. This was driven by increases in funding costs for Financell and administrative expenses as a percentage of revenues.

-	The EBITDA of other subsidiaries was at TRY58 million (TRY236 million).

Depreciation and amortization expenses increased 8.8% year-on-year in Q324.

Net finance expense of TRY345 million (positive TRY2,187 million) was recorded for Q324, including a TRY1.5 billion monetary gain and net FX losses of TRY1.8 billion.

See Appendix A for details of net foreign exchange gain and loss.

Other expenses decreased to TRY179 million (TRY2,916 million) in Q324.

Income tax expense was TRY2,290 million (TRY9,764 million) in this quarter. Higher corporate tax was more than offset by lower deferred tax expenses.

(1) As per our Company’s announcement on September 9, 2024, we no longer hold any shares in companies operating in Ukraine as of Q324.

(2) EBITDA is a non-GAAP financial measure. See page 14 for the explanation of how we calculate adjusted EBITDA and its reconciliation to net income.

8

Profit /(loss) from discontinued operations of TRY11,214 million (TRY266 million) was recorded in Q324. This figure includes Ukrainian assets sales.

Net income of the Group was TRY14.3 billion (negative TRY4,495 million) in Q324, thanks to our solid operations and the proceeds from the sale of our Ukrainian assets.

Total cash & debt: Thanks to the proceeds from the sale of our companies operating in Ukraine, consolidated cash as of September 30, 2024, increased to TRY81,009 million compared to TRY67,901 million as of December 31, 2023. Excluding FX swap transactions, 57% of our cash is in US$, 21% in EUR, 1% in CNY, and 22% in TRY.

Consolidated debt as of September 30, 2024, decreased to TRY106,728 million from TRY114,237 million as of December 31, 2023. TRY3,894 million of our consolidated debt is comprised of lease obligations. Please note that 40% of our consolidated debt is in US$, 35% in EUR, 3% in CNY, and 21% in TRY.

Net debt1 as of September 30, 2024, decreased to TRY9,360 million from TRY32,339 million as of December 31, 2023, with a net debt to EBITDA ratio of 0.1x times.

Turkcell Group had a long FX position of US$228 million at the end of the quarter (Please note that this figure takes hedging portfolio and advance payments into account). The long FX position of US$228 million is almost in line with our FX neutral definition, which is between -US$200 million and +US$200 million.

Capital expenditures: Capital expenditures, including non-operational items, were at TRY9,562 million in Q324. Operational capital expenditures (excluding license fees) at the Group level were at 18.1% of total revenues in Q324.

	Quarter		Nine Months
Capital expenditures (million TRY)	Q323[2]	Q324[3]	9M23[2]	9M24[3]
Operational Capex	6,045.2	7,251.9	20,366.3	22,461.2
License and Related Costs	14.7	6.9	5,069.2	22.7
Non-operational Capex (Including IFRS15 & IFRS16)	6,452.8	2,303.6	13,335.5	9,003.5
Total Capex	12,512.7	9,562.4	38,770.9	31,487.4

(1) The net debt calculation includes "financial assets” reported under current and non-current assets. Required reserves held in CBRT balances are also considered in net debt calculation. We believe that these assets are highly liquid and can be easily converted to cash without significant change in value.

(2) Including Ukraine operations

(3) Excluding Ukraine operations

9

Operational Review of Turkcell Türkiye

Summary of Operational Data	Q323	Q224	Q324	y/y %		q/q %
Number of subscribers (million)[1]	42.7	43.2	43.5	1.9%		0.7%
Mobile Postpaid (million)	26.7	28.1	28.6	7.1%		1.8%
Mobile M2M (million)	4.3	4.7	4.9	14.0%		4.3%
Mobile Prepaid (million)	11.5	10.4	10.1	(12.2)%		(2.9)%
Fiber (thousand)	2,247.8	2,380.3	2,427.6	8.0%		2.0%
ADSL (thousand)	765.1	767.8	765.0	(0.0)%		(0.4)%
Superbox (thousand)[2]	720.7	746.4	715.2	(0.8)%		(4.2)%
Cable (thousand)	39.0	38.1	37.3	(4.4)%		(2.1)%
IPTV (thousand)	1,375.0	1,484.4	1,483.8	7.9%		(0.0)%
Churn (%)[3]
Mobile Churn (%)	2.0%	1.5%	2.2%	0.2	pp	0.7	pp
Fixed Churn (%)	1.6%	1.2%	1.6%	-		0.4	pp
Average mobile data usage per user (GB/user)	18.0	18.6	18.6	3.3%		-

(1) Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) Superbox subscribers are included in mobile subscribers.

(3) Churn figures represent average monthly churn figures for the respective quarters.

ARPU (Average Monthly Revenue per User) (TRY)	Q323	Q224	Q324	y/y %	q/q %
Mobile ARPU, blended	226.6	228.8	239.0	5.5%	4.5%
Mobile ARPU, blended (excluding M2M)	253.3	258.8	270.9	6.9%	4.7%
Postpaid	262.8	263.0	269.7	2.6%	2.5%
Postpaid (excluding M2M)	310.2	313.5	321.8	3.7%	2.6%
Prepaid	143.4	137.3	154.1	7.5%	12.2%
Fixed Residential ARPU, blended	254.1	283.0	294.4	15.9%	4.0%
Residential Fiber ARPU	259.8	286.9	299.1	15.1%	4.3%

In Q324, Turkcell Türkiye experienced a net increase of 322 thousand subscribers, resulting in a total subscriber base of 43.5 million. The mobile subscriber base totaled 38.7 million, with a net add of 250 thousand in this quarter. Our commitment to expanding our postpaid subscriber base, coupled with successful switch performance, led to a quarterly net add of 515 thousand postpaid subscribers. Over the first nine months of the year, we recorded net adds of 1.5 million postpaid subscribers. Accordingly, postpaid subscribers account for 73.9% (69.8)% of our mobile segment as of the end of Q324. Despite the high tourist activity during the summer months, our prepaid customer base contracted by 266 thousand during the quarter. This reduction can be primarily attributed to the widespread usage of alternative data solutions (eSIM technology).

As the market leader in the mobile segment, we prioritize market rationalization. Nevertheless, we have faced aggressive pricing actions from competitors since May 2024, leading to high volatility in the MNP (Mobile Number Portability) market which increased by 47% compared to the previous quarter. Accordingly, the average monthly mobile churn rate slightly increased to 2.2% in Q324. Please recall that the innovative campaigns, primarily the “30th Anniversary Double-Up,” as well as Ramadan and Eid holidays, contributed to the previous quarter’s churn rate. Our mobile ARPU (excluding M2M) rose 6.9% year-on-year, driven mainly by a rising postpaid subscriber base, price adjustments, and upsell efforts.

In the fixed business, our subscriber base exceeded 3.2 million on 44 thousand quarterly net additions. Thanks to our fiber focus, the fiber subscriber base grew by 47 thousand in this quarter. Residential fiber ARPU growth was 15.1% year-on-year in Q324 due to an increase in the share of 12-month contract subscribers and expanding high-speed tariffs’ share, price adjustments, and premium pricing in IPTV. The average monthly fixed churn rate remained steady at 1.6% in Q324 on a yearly basis.

10

TURKCELL INTERNATIONAL

	Quarter				Nine Months
BeST[1]	Q323	Q324	y/y%		9M23	9M24	y/y%
Number of subscribers (million)	1.5	1.5	-		1.5	1.5	-
Active (3 months)	1.2	1.2	-		1.2	1.2	-
Revenue (million BYN)	45.0	56.5	25.6%		126.9	157.4	24.0%
EBITDA (million BYN)	20.5	25.4	23.9%		58.4	74.5	27.6%
EBITDA margin (%)	45.5%	45.0%	(0.5	)pp	46.1%	47.4%	1.3	pp
Net income / (loss) (million BYN)	(12.3)	(0.6)	(95.1)%		(30.4)	(3.0)	(90.1)%
Capex (million BYN)	21.6	29.7	37.5%		54.1	81.5	50.6%
Revenue (million TRY)	358.8	508.1	41.6%		1,425.7	1,587.8	11.4%
EBITDA (million TRY)	161.8	225.4	39.3%		655.7	751.0	14.5%
EBITDA margin (%)	45.1%	44.4%	(0.7	)pp	46.0%	47.3%	1.3	pp
Net income / (loss) (million TRY)	(108.4)	(4.9)	(95.5)%		(347.2)	(27.2)	(92.2)%

(1) BeST, in which we hold a 100% stake, has operated in Belarus since July 2008.

BeST revenues grew 25.6% year-on-year in Q324 in local currency terms, driven by a rise in data, voice revenues, and bulk-SMS in Q324. BeST’s EBITDA grew 23.9% year-on-year, resulting in an EBITDA margin of 45.0%. BeST’s revenues in TRY terms rose 41.6% year-on-year in Q324.

BeST continued to offer LTE services to all six regions, encompassing 4.4 thousand sites in Q324. Enhanced LTE coverage has enabled BeST to expand its 4G subscriber base. Accordingly, 4G users reached 85% of the 3-month active subscriber base, which continued to support mobile data consumption and digital services usage. Additionally, the average monthly data usage among 4G subscribers increased 7% year-on-year, reaching 20.4 GB in Q324.

	Quarter				Nine Months
Kuzey K&inodot;br&inodot;s Turkcell[2] (million TRY)	Q323	Q324	y/y%		9M23	9M24	y/y%
Number of subscribers (million)	0.6	0.6	-		0.6	0.6	-
Revenue	389.5	401.5	3.1%		1,077.7	1,156.6	7.3%
EBITDA	162.3	158.0	(2.6)%		404.4	386.3	(4.5)%
EBITDA margin (%)	41.7%	39.4%	(2.3	)pp	37.5%	33.4%	(4.1	)pp
Net income	(247.2)	16.8	n.m		(332.8)	(165.0)	(50.4)%

(2) Kuzey Kıbrıs Turkcell, in which we hold a 100% stake, has operated in Northern Cyprus since 1999.

Kuzey Kıbrıs Turkcell revenues increased by 3.1% year-on-year in the third quarter of 2024 due to price adjustments. The EBITDA of Kuzey Kıbrıs Turkcell declined by 2.6%, resulting in a 39.4% EBITDA margin. This margin decrease was primarily attributed to increased personnel expenses.

11

TECHFIN

	Quarter				Nine Months
Paycell Financial Data (million TRY)	Q323	Q324	y/y%		9M23	9M24	y/y%
Revenue	811.3	970.1	19.6%		2,171.0	2,650.0	22.1%
EBITDA	399.2	436.1	9.2%		1,025.1	1,235.9	20.6%
EBITDA margin (%)	49.2%	45.0%	(4.2	)pp	47.2%	46.6%	(0.6	)pp
Net income	(14.7)	190.2	n.m		61.6	468.3	660.2%

Paycell has seen another quarter of robust financial results. Revenues grew by 19.6% year-on-year in the quarter. The main drivers of this performance were POS solutions and prepaid card & money transactions, thanks to increasing volume and commission. Paycell’s EBITDA rose 9.2% year-on-year, resulting in an EBITDA margin of 45.0% in Q324.

Strong momentum on the POS solution has continued in this quarter, resulting in an 86% volume increase on a yearly basis. The Pay Later service, the revenues of which account for 56% of the Paycell topline, reached a TRY3.1 billion transaction volume (non-group) in Q324, up 24% year-on-year. 3-month active Pay Later users grew by 5% to 6.2 million. Moreover, the Paycell card transaction volume experienced robust growth, rising 87% year-on-year to TRY7.4 billion. Meanwhile, the total transaction volume across all services expanded by 46% to TRY26.7 billion year-on-year in Q324.

	Quarter				Nine Months
Financell[1] Financial Data (million TRY)	Q323	Q324	y/y%		9M23	9M24	y/y%
Revenue	816.7	1,128.1	38.1%		2,234.7	3,153.7	41.1%
EBITDA	279.8	209.1	(25.3)%		913.2	465.1	(49.1)%
EBITDA margin (%)	34.3%	18.5%	(15.8	)pp	40.9%	14.7%	(26.2	)pp
Net income	(1,016.4)	1.8	n.m		(1,044.0)	(151.2)	(85.5)%

(1) Following the change in the organizational structure, the revenues of Turkcell Sigorta Aracılık Hizmetleri A.Ş. (Insurance Agency), which was previously managed under Financell, have been reclassified from Financell to "Other" in the Techfin segment as of the first quarter of 2023.

Financell’s revenues rose 38.1% year-on-year in Q324, driven mainly by the expanding loan portfolio, as well as the higher average interest rate on the loan portfolio when compared to the same period of the last year. EBITDA margin realized at 18.5%.

Financell’s loan portfolio was at TRY6.3 billion in Q324. Financell’s cost of risk was at 2.8% at the end of the quarter. As we emphasized in the previous quarter, Financell began offering loans at varying rates based on customers’ individual risk profiles. This approach not only improves customer access and financial inclusion, but also mitigates the negative impact of installment limitations on consumer loans for smartphones above TRY12,000 threshold.

12

Turkcell Group Subscribers

Turkcell Group registered subscribers amounted to approximately 45.6 million as of September 30, 2024. This figure is calculated by taking the number of subscribers of Turkcell Türkiye, and of each of our subsidiaries. It includes the total number of mobile, fiber, ADSL, cable, and IPTV subscribers of Turkcell Türkiye and the mobile subscribers of BeST and Kuzey Kıbrıs Turkcell.

Turkcell Group Subscribers	Q323	Q224	Q324	y/y%	q/q%
Turkcell Türkiye subscribers[1] (million)	42.7	43.2	43.5	1.9%	0.7%
BeST (Belarus)	1.5	1.5	1.5	-	-
Kuzey Kıbrıs Turkcell	0.6	0.6	0.6	-	-
Turkcell Group Subscribers (million)	44.8	45.3	45.6	1.8%	0.7%

lifecell (Ukraine)[2]	11.4	11.3	-	-	-

(1) Subscribers to more than one service are counted separately for each service. Including mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers

(2) As per our Company’s announcement on September 9, 2024, we no longer hold any shares in companies operating in Ukraine

OVERVIEW OF THE MACROECONOMIC ENVIRONMENT

The foreign exchange rates used in our financial reporting, along with certain macroeconomic indicators, are set out below.

	Quarter							Nine Months
	Q323	Q224	Q324	y/y%		q/q%		9M23	9M24	y/y%
GDP Growth (Türkiye)	6.5%	2.5%	n.a	n.a		n.a		5.3%	n.a	n.a
Consumer Price Index (Türkiye)(yoy)	61.5%	71.6%	49.4%	(12.1	)pp	(22.2	)pp	61.5%	49.4%	(12.1	)pp
US$ / TRY rate
Closing Rate	27.3767	32.8262	34.0900	24.5%		3.8%		27.3767	34.0900	24.5%
Average Rate	26.7052	32.3812	33.4706	25.3%		3.4%		22.1011	32.2047	45.7%
EUR / TRY rate
Closing Rate	29.0305	35.1284	38.0180	31.0%		8.2%		29.0305	38.0180	31.0%
Average Rate	28.9644	34.8265	36.6689	26.6%		5.3%		23.9133	34.9603	46.2%
US$ / UAH rate
Closing Rate	36.5686	40.5374	41.1664	12.6%		1.6%		36.5686	41.1664	12.6%
Average Rate	36.5686	40.0161	41.0237	12.2%		2.5%		36.5686	39.7560	8.7%
US$ / BYN rate
Closing Rate	3.2870	3.1624	3.2113	(2.3)%		1.5%		3.2870	3.2113	(2.3)%
Average Rate	3.1329	3.2221	3.1684	1.1%		(1.7)%		2.9381	3.2001	8.9%

13

RECONCILIATION OF NON-GAAP FINANCIAL MEASUREMENTS: We believe Adjusted EBITDA, among other measures, facilitates performance comparisons from period to period and management decision making. It also facilitates performance comparisons from company to company. Adjusted EBITDA as a performance measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact of changes in effective tax rates on periods or companies) and the age and book depreciation of tangible and intangible assets (affecting relative depreciation expense and amortization expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the performance of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Our Adjusted EBITDA definition includes Revenue, Cost of Revenue excluding depreciation and amortization, Selling and Marketing expenses, Administrative expenses and Net impairment losses on financial and contract assets, but excludes finance income and expense, other operating income and expense, investment activity income and expense, share of profit of equity accounted investees and minority interest.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of our results of operations, as reported under IFRS. The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS to net profit, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

	Quarter			Nine Months
Turkcell Group (million TRY)	Q323	Q324	y/y%	9M23	9M24	y/y%
Consolidated profit before minority interest	(4,497.4)	14,279.7	n.m	(5,711.0)	20,546.0	n.m
Profit /(loss) from discontinued operations	265.8	11,214.4	4,119.1%	1,648.9	12,428.0	653.7%
Income tax expense	(9,763.5)	(2,289.7)	(76.5)%	(13,520.4)	(3,679.9)	(72.8)%
Consolidated profit before income tax & minority interest	5,000.3	5,355.0	7.1%	6,160.4	11,797.9	91.5%
Share of profit of equity accounted investees	(65.5)	(672.3)	926.4%	(195.4)	(1,568.2)	702.6%
Finance income	3,885.3	2,783.6	(28.4)%	14,720.3	7,237.5	(50.8)%
Finance costs	(4,405.9)	(4,654.8)	5.6%	(22,510.3)	(14,978.9)	(33.5)%
Monetary gain / (loss)	2,707.8	1,525.9	(43.6)%	2,976.1	5,963.7	100.4%
Other income / (expenses)	(2,916.1)	(179.3)	(93.9)%	(3,018.8)	(665.9)	(77.9)%
EBIT	5,794.6	6,551.8	13.1%	14,188.4	15,809.6	11.4%
Depreciation and amortization	(10,295.9)	(11,205.1)	8.8%	(30,296.4)	(33,221.5)	9.7%
Adjusted EBITDA	16,090.5	17,756.9	10.4%	44,484.8	49,031.1	10.2%

14

RECONCILIATION OF ARPU: ARPU is an operational measurement tool and the methodology for calculating performance measures such as ARPU varies substantially among operators and is not standardized across the telecommunications industry, and reported performance measures thus vary from those that may result from the use of a single methodology. Management believes this measure is helpful in assessing the development of our services over time. The following table shows the reconciliation of Turkcell Türkiye revenues to such revenues included in the ARPU calculations for Q3 2023 and Q3 2024.

Reconciliation of ARPU	Q323	Q324
Turkcell Türkiye Revenue (million TRY)	32,550.2	34,853.5
Telecommunication services revenue	30,975.5	33,552.8
Equipment revenue	1,249.2	933.1
Other*	325.5	367.6
Revenues which are not attributed to ARPU calculation[1]	(4,329.3)	(4,208.2)
Turkcell Türkiye revenues included in ARPU calculation[2]	27,895.5	30,277.7
Mobile blended ARPU (TRY)	226.6	239.0
Average number of mobile subscribers during the year (million)	38.0	38.6
Fixed residential ARPU (TRY)	254.1	294.4
Average number of fixed residential subscribers during the year (million)	2.7	3.0

(1) Revenue from fixed corporate and wholesale business; digital business sales; tower business, and other non-subscriber-based revenues

(2) Revenues from Turkcell Türkiye included in ARPU calculation comprise telecommunication services revenue, equipment revenue and revenues which are not attributed to ARPU calculation.

*Including call center revenues

15

ABOUT TURKCELL: Turkcell is a digital operator headquartered in Türkiye, serving its customers with its unique portfolio of digital services along with voice, messaging, data, and IPTV services on its mobile and fixed networks. Turkcell Group companies operate in 3 countries – Türkiye, Belarus, and Northern Cyprus. Turkcell launched LTE services in its home country on April 1st, 2016, employing LTE-Advanced and 3 carrier aggregation technologies in 81 cities. Turkcell offers up to 10 Gbps fiber internet speed with its FTTH services. Turkcell Group reported TRY40.2 billion revenue in Q324 with total assets of TRY326.7 billion as of September 30, 2024. It has been listed on the NYSE and the BIST since July 2000, and is the only dual-listed company in Türkiye. Read more at www.turkcell.com.tr.

For further information please contact Turkcell

Investor Relations Tel: + 90 212 313 1888 investor.relations@turkcell.com.tr	Corporate Communications: Tel: + 90 212 313 2321 Turkcell-Kurumsal-Iletisim@turkcell.com.tr

16

Appendix A – Tables

Table: Net foreign exchange gain and loss details

	Quarter			Nine Months
Million TRY	Q323	Q324	y/y%	9M23	9M24	y/y%
Net FX loss before hedging	(2,343.3)	(1,582.5)	(32.5)%	(16,604.2)	(5,564.6)	(66.5)%
Swap interest income/(expense)	234.6	123.8	(47.2)%	563.8	462.4	(18.0)%
Fair value gain on derivative financial instruments	1,011.2	(302.6)	(129.9)%	5,522.7	(1,568.4)	(128.4)%
Net FX gain / (loss) after hedging	(1,097.5)	(1,761.4)	60.5%	(10,517.7)	(6,670.6)	(36.6)%

Table: Income tax expense details

	Quarter			Nine Months
Million TRY	Q323	Q324	y/y%	9M23	9M24	y/y%
Current tax expense	143.3	(1,481.6)	(1,133.9)%	(812.8)	(1,656.3)	103.8%
Deferred tax income / (expense)	(9,906.9)	(808.1)	(91.8)%	(12,707.6)	(2,023.6)	(84.1)%
Income Tax expense	(9,763.5)	(2,289.7)	(76.5)%	(13,520.4)	(3,679.9)	(72.8)%

17

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	30 September 2024	31 December 2023
Assets
Property, plant and equipment	8	92,508,904	90,551,251
Right-of-use assets	10	8,915,773	8,336,515
Intangible assets	9	75,841,515	79,493,783
Investment properties		179,632	193,418
Trade receivables		170,703	442,717
Receivables from financial services		405,027	806,399
Contract assets		183,194	137,601
Financial assets at fair value through other comprehensive income	12	6,444,625	144,043
Financial assets at fair value through profit or loss	12	2,559,027	735,670
Deferred tax assets		2,045,707	1,533,522
Investments in equity accounted investees	20	6,406,297	7,974,483
Other non-current assets		6,855,453	6,019,190

Total non-current assets		202,515,857	196,368,592

Inventories		745,103	734,335
Trade receivables		16,308,532	14,843,619
Due from related parties		233,933	232,828
Receivables from financial services		6,693,859	7,937,113
Contract assets		4,980,740	4,336,307
Derivative financial instruments	14	2,090,343	2,778,025
Financial assets at amortized cost	12	7,970	-
Financial assets at fair value through other comprehensive income	12	1,241,824	-
Financial assets at fair value through profit or loss	12	5,431,485	12,050,579
Cash and cash equivalents	11	81,008,662	67,901,254
Other current assets		5,406,272	5,265,638
Subtotal		124,148,723	116,079,698
Assets held for sale	21	-	23,239,957
Total current assets		124,148,723	139,319,655

Total assets		326,664,580	335,688,247

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	30 September 2024	31 December 2023
Equity
Share capital		43,929,825	43,929,825
Share premium		10,437	10,437
Treasury shares		(1,259,274)	(1,007,150)
Reserves		4,307,195	7,574,179
Remeasurements of defined benefit plan		(2,763,119)	(2,781,348)
Retained earnings		130,253,816	118,360,358
Total equity attributable to equity holders of Turkcell Iletisim Hizmetleri AS (“the Company”)		174,478,880	166,086,301
Non-controlling interests		-	(17,600)
Total equity		174,478,880	166,068,701

Liabilities
Borrowings	13	71,038,033	78,726,513
Trade and other payables		158,495	1,509,001
Due to related parties		32,196	52,085
Employee benefit obligations		2,682,057	2,788,296
Provisions		1,726,425	1,874,105
Deferred tax liabilities		4,912,081	3,105,990
Contract liabilities		1,907,492	1,621,717
Other non-current liabilities		1,503,594	1,512,762
Total non-current liabilities		83,960,373	91,190,469

Borrowings	13	35,690,392	35,510,582
Current tax liabilities		1,292,600	289,891
Trade and other payables		23,960,142	27,995,685
Due to related parties		2,807,427	750,559
Deferred revenue		421,698	336,937
Provisions		2,146,907	2,683,980
Contract liabilities		1,658,382	1,783,193
Derivative financial instruments	14	247,779	481,448
Subtotal		68,225,327	69,832,275
Liabilities directly associated with the assets held for sale	21	-	8,596,802
Total current liabilities		68,225,327	78,429,077
Total liabilities		152,185,700	169,619,546
Total equity and liabilities		326,664,580	335,688,247

The above interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE NINE MONTHS INTERIM PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		9 months	3 months	9 months	3 months
		period	period	period	period
		ended at 30	ended at 30	ended at 30	ended at 30
		September	September	September	September
Continuing operations	Notes	2024	2024	2023	2023
Revenue	4	109,356,051	38,243,269	104,259,065	36,127,108
Revenue from financial services	4	5,236,110	1,928,106	4,036,250	1,462,942
Total revenue		114,592,161	40,171,375	108,295,315	37,590,050

Cost of revenue		(83,164,204)	(28,072,623)	(82,294,485)	(27,512,375)
Cost of revenue from financial services		(3,474,228)	(1,122,903)	(1,856,092)	(750,766)
Total cost of revenue		(86,638,432)	(29,195,526)	(84,150,577)	(28,263,141)

Gross profit		26,191,847	10,170,646	21,964,580	8,614,733
Gross profit from financial services		1,761,882	805,203	2,180,158	712,176
Total gross profit		27,953,729	10,975,849	24,144,738	9,326,909

Other income	5	128,273	62,881	884,209	159,651
Selling and marketing expenses		(7,073,088)	(2,539,317)	(5,566,525)	(2,026,184)
Administrative expenses		(4,307,874)	(1,632,641)	(3,280,109)	(1,216,560)
Net impairment losses on financial and contract assets		(763,125)	(252,073)	(1,109,747)	(289,527)
Other expenses	5	(794,144)	(242,145)	(3,903,014)	(3,075,720)
Operating profit		15,143,771	6,372,554	11,169,552	2,878,569

Finance income	6	7,237,546	2,783,607	14,720,334	3,885,334
Finance costs	6	(14,978,887)	(4,654,762)	(22,510,271)	(4,405,904)
Monetary gain (loss)		5,963,702	1,525,946	2,976,143	2,707,815
Net finance costs / income		(1,777,639)	(345,209)	(4,813,794)	2,187,245

Share of loss of equity accounted investees	20	(1,568,186)	(672,338)	(195,367)	(65,472)
Profit/(loss) before income tax from continuing operations		11,797,946	5,355,007	6,160,391	5,000,342

Income tax expense	7	(3,679,934)	(2,289,745)	(13,520,377)	(9,763,505)
Profit/(loss) for the period from continuing operations		8,118,012	3,065,262	(7,359,986)	(4,763,163)

Profit for the period from discontinued operations	21	12,427,963	11,214,449	1,648,948	265,783

Profit/ (Loss) for the period		20,545,975	14,279,711	(5,711,038)	(4,497,380)

Profit for the year is attributable to:
Owners of the Company		20,554,538	14,280,415	(5,706,698)	(4,495,100)
Non-controlling interests		(8,563)	(704)	(4,340)	(2,280)
Total		20,545,975	14,279,711	(5,711,038)	(4,497,380)

Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)		9.42	6.55	(2.62)	(2.06)

Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)		3.72	1.41	(3.37)	(2.18)

The above interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE NINE MONTHS INTERIM PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Notes	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023
Profit/ (loss) for the period		20,545,975	14,279,711	(5,711,038)	(4,497,380)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans		19,078	(472)	251,052	(12,873)
Income tax relating to remeasurements of defined benefit plans		(849)	426	110,180	162,610
		18,229	(46)	361,232	149,737
Other comprehensive income/(expense):
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations		5,386,569	6,354,700	3,849,686	(272,451)
Exchange differences on discontinued operations - reclassified to profit or loss		(5,560,315)	(5,560,315)	-	-
Gain on financial assets measured at fair value through other comprehensive income	12	140,674	149,562	120,805	24,990
Cash flow hedges - effective portion of changes in fair value		2,239,740	(915,394)	4,054,803	2,855,787
Cash flow hedges - reclassified to profit or loss		(2,844,439)	654,450	(5,314,772)	(3,564,318)
Cost of hedging reserve - changes in fair value		1,220,696	786,254	1,741,956	11,426
Cost of hedging reserve - reclassified to profit or loss		521,055	(41,358)	614,310	443,730
Loss/ (Gain) on hedges of net investments in foreign operations		(49,236)	(537,385)	(2,287,962)	1,543,431
Income tax relating to these items		444,232	198,445	1,725,170	862,411
- Income tax relating to exchange differences		-	19,476	(5,917)	(7,689)
- Income tax relating to cash flow hedges		(358,666)	(114,838)	(96,787)	(56,812)
- Income tax relating to cost of hedging reserve		321,439	71,412	504,246	557,124
- Income tax relating to financial assets measured at fair value	12	(27,099)	(35,383)	9,517	18,178
- Income tax relating to hedges of net investments		508,558	257,778	1,314,111	351,610
		1,498,976	1,088,959	4,503,996	1,905,006
Other comprehensive income/(loss) for the year, net of income tax		1,517,205	1,088,913	4,865,228	2,054,743
Total comprehensive income for the year		22,063,180	15,368,624	(845,810)	(2,442,637)
Total comprehensive income for the year is attributable to:
Owners of the Company		22,071,743	15,369,328	(841,470)	(2,440,357)
Non-controlling interests		(8,563)	(704)	(4,340)	(2,280)
Total		22,063,180	15,368,624	(845,810)	(2,442,637)

The above interim condensed consolidated statement of other comprehensive income should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2023	43,929,825	(965,654)	10,437	33,129,252	(318,051)	(5,942,710)	3,568,268	(9,913,844)	(17,257,617)	(2,784,637)	105,137,247	-	148,592,516	8,724	148,601,240
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	(5,706,698)	-	(5,706,698)	(4,340)	(5,711,038)
Other comprehensive income, net of income tax	-	-	-	-	130,322	(973,851)	(1,356,756)	2,860,512	3,843,769	361,232	-		4,865,228		4,865,228
Total comprehensive income	-	-	-	-	130,322	(973,851)	(1,356,756)	2,860,512	3,843,769	361,232	(5,706,698)	-	(841,470)	(4,340)	(845,810)
Transfers to legal reserves	-	-	-	456,135	-	-	-	-	-	-	(456,135)	-	-	-	-
Acquisition of treasury shares (-)	-	(68,956)	-	-	-	-	-	-	-	-	57,324	-	(11,632)	-	(11,632)
Dividend paid	-	27,460	-	-	-	-	-	-	-	-	(3,372,967)	-	(3,345,507)	-	(3,345,507)
Other	-	-	-	-	-	-	-	-	-	-		-	-	4,416	4,416
Balance at 30 September 2023	43,929,825	(1,007,150)	10,437	33,585,387	(187,729)	(6,916,561)	2,211,512	(7,053,332)	(13,413,848)	(2,423,405)	95,658,771	-	144,393,907	8,800	144,402,707

Balance at 1 January 2024	43,929,825	(1,007,150)	10,437	33,585,942	(122,293)	(7,520,350)	5,740,266	(10,070,533)	(22,380,937)	(2,781,348)	118,360,358	8,342,084	166,086,301	(17,600)	166,068,701
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	20,554,538	-	20,554,538	(8,563)	20,545,975
Other comprehensive income, net of income tax	-	-	-	-	113,575	459,322	(963,365)	2,063,190	2,608,023	18,229	-	(2,781,769)	1,517,205	-	1,517,205
Total comprehensive income	-	-	-	-	113,575	459,322	(963,365)	2,063,190	2,608,023	18,229	20,554,538	(2,781,769)	22,071,743	(8,563)	22,063,180
Transfers to legal reserves	-	-	-	794,355	-	-	-	-	-	-	(794,355)	-	-	-	-
Acquisition of treasury shares (-)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend paid	-	56,520	-	-	-	-	-	-	-	-	(7,807,208)	-	(7,750,688)	-	(7,750,688)
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	(59,517)	-	(59,517)	21,517	(38,000)
Acquisition of treasury shares (-)	-	(308,644)	-	-	-	-	-	-	-	-	-	-	(308,644)	-	(308,644)
Disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	-	(5,560,315)	(5,560,315)	-	(5,560,315)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	4,646	4,646
Balance at 30 September 2024	43,929,825	(1,259,274)	10,437	34,380,297	(8,718)	(7,061,028)	4,776,901	(8,007,343)	(19,772,914)	(2,763,119)	130,253,816	-	174,478,880	-	174,478,880

(*) Included in Reserves in the consolidated statement of financial position.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

		30 September	30 September
	Note	2024	2023
Cash flows from operating activities:
Profit/ (loss) for the year		8,118,012	(7,359,986)
Discontinued operations	21	12,427,963	1,648,948
Profit/ (loss) for the period including discontinued operations		20,545,975	(5,711,038)
Adjustments for:
Depreciation and impairment of property, plant and equipment and investment properties	8	13,782,635	11,957,418
Amortization of intangible assets and right of use assets	9-10	19,426,769	20,470,809
Impairment on property, plant and equipment and intangible asset		12,071	87,489
Net finance expense		4,317,686	2,952,795
Fair value adjustments to derivatives		2,693,760	(2,413,723)
Income tax expense		4,000,391	13,869,166
Gain/ (Loss) on sale of property, plant and equipment		12,658	(53,103)
Effects of exchange rate changes and inflation adjustments		384,663	12,786,634
Provisions		3,733,154	3,822,093
Share of (profit)/loss of associates and joint ventures	20	1,568,186	195,367
Fair value adjustments to financial assets through profit or loss	6	(1,500,849)	(5,495,241)
Gain on disposal of subsidiaries	21	(8,821,194)	-
Non-cash other adjustments		81,421	126,565
		60,237,326	52,595,231
Change in operating assets/liabilities
Change in trade receivables		(1,438,862)	(1,135,531)
Change in due from related parties		1,598	58,502
Change in receivables from financial services		1,559,794	(742,151)
Change in inventories		24,413	(299,283)
Change in other current assets		232,500	(559,172)
Change in other non-current assets		242,635	(1,979,216)
Change in due to related parties		(551,866)	1,272,331
Change in trade and other payables		(10,554,228)	(3,212,912)
Change in other non-current liabilities		(116,153)	255,390
Change in employee benefit obligations		(248,551)	(703,556)
Change in short term contract asset		(651,453)	154,331
Change in long term contract asset		(45,593)	14,737
Change in deferred revenue		147,193	43,297
Change in short term contract liability		(216,200)	429,787
Change in long term contract liability		285,775	(22,240)
Changes in other working capital		(2,327,785)	(2,612,662)
Cash generated from operations		46,580,543	43,556,883
Interest paid		(7,797,790)	(5,666,275)
Income tax paid		(336,513)	(774,461)
Net cash inflow from operating activities		38,446,240	37,116,147
Cash flows from investing activities:
Acquisition of property, plant and equipment	8	(18,179,359)	(12,866,403)
Acquisition of intangible assets	9	(12,127,575)	(15,536,589)
Proceeds from sale of property, plant and equipment		1,282,784	280,938
Cash outflows due to additional share acquisition or capital increase of associates and/or joint ventures		-	(242,861)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		28,052,255	19,072,613
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(37,231,063)	(16,302,456)
Proceeds from disposal of subsidiary	21	13,719,342	-
Other outflows/ inflows		4,995,307	(9,044,139)
Interest received		7,539,965	5,129,146
Net cash outflow from investing activities		(11,948,344)	(29,509,751)
Cash flows from financing activities:
Proceeds from derivative instruments		2,380,597	4,086,562
Repayments of derivative instruments		(2,902,772)	(3,279,296)
Transactions with non-controlling interests		(38,000)	-
Proceeds from issues of loans and borrowings		36,879,922	61,914,637
Repayments of borrowings		(32,058,389)	(50,878,582)
Acquisition of treasury shares		(308,644)	(41,496)
Proceeds from issues of bonds		11,494,335	8,974,634
Repayments from issues of bonds		(10,456,494)	(5,286,418)
Payments of lease liabilities		(3,950,543)	(4,092,658)
Net cash inflow from financing activities		1,040,012	11,397,383
Net increase in cash and cash equivalents		27,537,908	19,003,779
Cash and cash equivalents at 1 January		73,126,658	58,007,674
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		(20,181,071)	(18,743,592)
Cash and cash equivalents at 30 September	11	80,483,495	58,267,861

The above interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

1.	Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the “Company” or “Turkcell”) was incorporated in Turkiye on
5 October 1993 and commenced its operations in 1994. The address of the Company’s registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. The Company operates under a 25-year GSM license granted in and effective from April 1998 (2G License), a 20-year 3G license granted in and effective from April 2009 and a 13-year 4.5G license granted in August 2016 and effective from April 2016. On 7 April 2023, the 2G License has been extended to 30 April 2029. The Company’s shares are listed on Borsa Istanbul A.Ş. (“BIST”) and New York Stock Exchange (“NYSE”).

The interim condensed consolidated financial statements of the Company as at and for the nine months ended 30 September 2024 comprise the Company and its subsidiaries (together referred to as the “Group”) and the Group’s interest in an associate.

These interim condensed consolidated financial statements were authorized for issue by the Board of Directors on 7 November 2024.

As of 30 September 2024, the ownership interest and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi (“TVF BTIH”) and IMTIS Holdings S.a r l. (“IMTIS Holdings”) in the Company are 26.2% and 19.8%, respectively. The proportion of the Company’s shares that are traded in domestic and foreign stock exchanges are 53.95%.

As of 30 September 2024, the Group’s immediate shareholder is TVF BTIH, which is wholly owned by Turkiye Varlik Fonu (“TVF”). TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

The Company’s board of directors consists of a total of nine non-executive members including three independent members as of 30 September 2024.

2.	Basis of preparation of financial statements

These interim condensed consolidated financial statements for the nine months ended 30 September 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2023.

Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries, associates and joint ventures located in Turkiye and Turkish Republic of Northern Cyprus as of 30 September 2024 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 (“IAS 29”) “Financial Reporting in Hyperinflationary Economies”. IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

The table below shows the evolution of CPI as of 30 September 2024:

	Annual Index	Conversion Factor	Cumulative last three years inflation
30 September 2024	2,526.16	1.00000		%343
31 December 2023	1,859.38	1.35860		%268
30 September 2023	1,691.04	1.49385		%254

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations

The accounting policies and presentation are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new standards effective as of 1 January 2024. The effects of these standards and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows:

Amendments to IAS 1- Classification of Liabilities as Current and Non-Current Liabilities

In January 2020 and October 2022, IASB issued amendments to IAS 1 to specify the requirements for classifying liabilities as current or non-current. According to the amendments made in October 2022 if an entity’s right to defer settlement of a liability is subject to the entity complying with the required covenants at a date subsequent to the reporting period (“future covenants”), the entity has a right to defer settlement of the liability even if it does not comply with those covenants at the end of the reporting period. In addition, October 2022 amendments require an entity to provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. This disclosure must include information about the covenants and the related liabilities. The amendments clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments also clarified that the classification of a liability is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability for at least twelve months after the reporting period. The amendments must be applied retrospectively in accordance with IAS 8.

The amendments did not have a significant impact on the financial position or performance of the Group.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

In September 2022, the IASB issued amendments to IFRS 16. The amendments specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. In applying requirements of IFRS 16 under “Subsequent measurement of the lease liability” heading after the commencement date in a sale and leaseback transaction, the seller lessee determines ‘lease payments’ or ‘revised lease payments’ in such a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments in IFRS 16. The seller-lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. A seller-lessee applies the amendments retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application of IFRS 16.

The amendments did not have a significant impact on the financial position or performance of the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

i)	The new standards, amendments and interpretations which are effective as of 1 January 2024 are as follows: (continued)

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

The amendments issued in May 2023 specify disclosure requirements to enhance the current requirements, which are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. Supplier finance arrangements are characterized by one or more finance providers offering to pay amounts an entity owes its suppliers and the entity agreeing to pay according to the terms and conditions of the arrangements at the same date as, or a date later than, suppliers are paid. The amendments require an entity to provide information about terms and conditions of those arrangements, quantitative information on liabilities related to those arrangements as at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those liabilities. In the context of quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are also included as an example of other factors that might be relevant to disclose.

The transition rules clarify that an entity is not required to provide the disclosures in any interim periods in the year of initial application of the amendments. Thus, the amendments had no impact on the Group’s interim condensed consolidated financial statements.

ii)	Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the interim condensed consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognised on the ‘settlement date’. It also introduces an accounting policy option to derecognise financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

ii)	Standards, amendments and interpretations that are issued but not yet effective: (continued)

Annual Improvements to IFRS Accounting Standards – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter: These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

-	IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition: The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

-	IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price: IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price”.

-	IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent': The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

-	IAS 7 Statement of Cash Flows – Cost Method: The amendments remove the term of “cost method” following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

2.	Basis of preparation of financial statements (continued)

New standards and interpretations (continued)

iii)	The amendments which are effective immediately upon issuance

Amendments to IAS 12 - International Tax Reform – Pillar Two Model Rules

In May 2023, the Board issued amendments to IAS 12, which introduce a mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to Pillar Two income taxes. The amendments clarify that IAS 12 applies to income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two Model Rules published by the Organization for Economic Cooperation and Development (OECD). The amendments also introduced targeted disclosure requirements for entities affected by the tax laws. The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception apply immediately and retrospectively upon issue of the amendments.

Based on management’s assessments, as of 30 September 2024, the amendments due to Pillar Two did not have an impact on its consolidated financial statements. However, the Company will continue to monitoring upcoming legislation changes on this matter, in Turkey and in other countries that the Group operates.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3	Segment information

In accordance with its integrated communication and technology services strategy, Group has reportable segments which are Turkcell Turkiye, Turkcell International and Techfin. While some of these strategic segments offer the same types of services, they are managed separately because they operate in different geographical locations and are affected by different economic conditions.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker function is carried out by the Board of Directors, however Board of Directors may transfer the authorities, other than recognized by the law, to the General Manager and other directors.

Turkcell Turkiye reportable segment includes mobile, fixed telecom, digital services and digital business services operations of Turkcell, Turkcell Superonline Iletisim Hizmetleri A.S. (“Turkcell Superonline”), Turkcell Satis A.S’s (“Turkcell Satis”) digital business services, Turkcell Dijital Is Servisleri A.S. (“Turkcell Dijital”), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. (“Turkcell Global Bilgi”), Turktell Bilisim Servisleri A.S. (“Turktell”), Atmosware Teknoloji Egitim ve Danismanlik A.S (“Atmosware Teknoloji”), Turkcell Teknoloji Arastirma ve Gelistirme A.S. (“Turkcell Teknoloji”), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. (“Ultia”), Kule Hizmet ve Isletmecilik A.S. (“Global Tower”), Rehberlik Hizmetleri Servisi A.S. (“Rehberlik”), Turkcell Gayrimenkul Hizmetleri A.S. (“Turkcell Gayrimenkul”), Lifecell Dijital Servisler ve Cozumler A.S. (“Lifecell Dijital Servisler”), Lifecell Bulut Cozumleri A.S. (“Lifecell Bulut”), Lifecell TV Yayin ve Icerik Hizmetleri A.S. (“Lifecell TV”), Lifecell Muzik Yayin ve Iletim A.S. (“Lifecell Muzik”) and BiP Iletisim Teknolojileri ve Dijital Servisler A.S. (“BiP A.S.”).

Turkcell International reportable segment includes telecom and digital services related operations of CJSC Belarusian Telecommunications Network (“BeST”), Kibris Mobile Telekomunikasyon Limited Sirketi (“Kibris Telekom”), East Asian Consortium B.V. (“Eastasia”), Lifecell Ventures Cooperatief U.A (“Lifecell Ventures”), Lifetech LLC (“Lifetech”), Beltower LLC (“Beltower”), Lifecell Digital Limited (“Lifecell Digital”), Yaani Digital BV (“Yaani”) and BiP Digital Communication Technologies B.V (“BiP B.V.”).

Techfin reportable segment includes all financial services operations of Turkcell Finansman, Turkcell Odeme, Paycell, Paycell Europe, Turkcell Sigorta and Turkcell Dijital Sigorta. The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share similar economic characteristics.

Other reportable segment mainly comprises of non-group call center operations of Turkcell Global Bilgi, Turkcell Enerji, Boyut Enerji, Turkcell GSYF, Turkcell Dijital Egitim Teknolojileri A.S. (“Dijital Egitim”). W3 Labs Yeni Teknolojiler A.S. ("W3") and Turkcell Satis’s other operations.

The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.

Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly-titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	Nine months ended 30 September
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	99,309,822	92,886,730	2,866,383	2,660,712	5,828,962	4,420,226	8,859,898	10,561,856	(2,272,904)	(2,234,209)	114,592,161	108,295,315
Inter-segment revenue	(901,766)	(800,358)	(107,819)	(156,246)	(592,851)	(383,976)	(670,468)	(893,629)	2,272,904	2,234,209	-	-
Revenues from external customers	98,408,056	92,086,372	2,758,564	2,504,466	5,236,111	4,036,250	8,189,430	9,668,227	-	-	114,592,161	108,295,315
Adjusted EBITDA	46,459,590	40,916,402	1,080,040	1,047,513	1,510,526	1,808,615	264,843	938,260	(283,882)	(226,015)	49,031,117	44,484,775

	Three months ended 30 September
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	34,853,550	32,550,225	934,942	775,154	2,131,671	1,629,069	3,070,307	3,440,061	(819,095)	(804,459)	40,171,375	37,590,050
Inter-segment revenue	(333,361)	(322,132)	(28,723)	(36,720)	(203,564)	(164,212)	(253,447)	(281,395)	819,095	804,459	-	-
Revenues from external customers	34,520,189	32,228,093	906,219	738,434	1,928,107	1,464,857	2,816,860	3,158,666	-	-	40,171,375	37,590,050
Adjusted EBITDA	16,738,930	14,865,334	365,149	369,351	595,056	620,286	155,023	333,016	(97,290)	(97,457)	17,756,868	16,090,530

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

3.	Segment information (continued)

	9 months	3 months	9 months	3 months
	period	period ended	period	period ended
	ended at 30	at 30	ended at 30	at 30
	September	September	September	September
	2024	2024	2023	2023
Profit/ (Loss) for the period	8,118,012	3,065,262	(7,359,986)	(4,763,163)
Add/(Less):
Income tax expense	3,679,934	2,289,745	13,520,377	9,763,505
Finance income	(7,237,546)	(2,783,607)	(14,720,334)	(3,885,334)
Finance costs	14,978,887	4,654,762	22,510,271	4,405,904
Other income	(128,273)	(62,881)	(884,209)	(159,651)
Other expenses	794,144	242,145	3,903,014	3,075,720
Monetary gain/ (loss)	(5,963,702)	(1,525,946)	(2,976,143)	(2,707,815)
Depreciation and amortization	33,221,475	11,205,050	30,296,418	10,295,892
Share of loss/(gain) of equity accounted investees	1,568,186	672,338	195,367	65,472
Consolidated adjusted EBITDA	49,031,117	17,756,868	44,484,775	16,090,530

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue

	Nine months ended 30 September
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	95,154,134	86,728,050	2,590,112	2,309,779	-	-	-	-	(169,184)	(211,537)	97,575,062	88,826,292
Equipment related revenues	3,009,968	5,223,266	143,493	183,140	-	-	5,271,528	6,593,398	(90,037)	(95,693)	8,334,952	11,904,111
Revenue from financial services	-	-	-	-	5,828,962	4,420,226	-	-	(592,852)	(383,976)	5,236,110	4,036,250
Other	1,145,720	935,414	132,778	167,793	-	-	3,588,370	3,968,458	(1,420,831)	(1,543,003)	3,446,037	3,528,662
Total	99,309,822	92,886,730	2,866,383	2,660,712	5,828,962	4,420,226	8,859,898	10,561,856	(2,272,904)	(2,234,209)	114,592,161	108,295,315

	Three months ended 30 September
	Turkcell Turkiye		Turkcell International		Techfin		Other		Intersegment Eliminations		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	33,552,850	30,975,493	874,744	684,171	-	-	-	-	(43,565)	(68,112)	34,384,029	31,591,552
Equipment revenues	933,067	1,249,237	31,830	61,116	-	-	1,858,162	2,133,159	(77,061)	(82,772)	2,745,998	3,360,740
Revenue from financial services	-	-	-	-	2,131,671	1,629,069	-	-	(203,565)	(166,127)	1,928,106	1,462,942
Other	367,633	325,495	28,368	29,867	-	-	1,212,145	1,306,902	(494,904)	(487,448)	1,113,242	1,174,816
Total	34,853,550	32,550,225	934,942	775,154	2,131,671	1,629,069	3,070,307	3,440,061	(819,095)	(804,459)	40,171,375	37,590,050

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 2,850,884 (2023:1,862,632) and TL 1,032,664 (2023: TL 666,772) as of 9 months and 3 months period ended at 30 September 2024 respectively.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

4.	Revenue (continued)

	30 September 2024
	Turkcell	Turkcell			Intersegment
	Turkiye	International	Techfin	Other	eliminations	Consolidated
Telecommunication Services	95,154,134	2,590,112	-	-	(169,184)	97,575,062
At a point in time	2,549,420	70,404	-	-	(765)	2,619,059
Over time	92,604,714	2,519,708	-	-	(168,419)	94,956,003
Equipment Related	3,009,968	143,493	-	5,271,528	(90,037)	8,334,952
At a point in time	2,591,028	143,493	-	5,271,528	(90,037)	7,916,012
Over time	418,940	-	-	-	-	418,940
Revenue from financial operations	-	-	5,828,962	-	(592,852)	5,236,110
At a point in time	-	-	2,843,463	-	(541,948)	2,301,515
Over time	-	-	2,985,499	-	(50,904)	2,934,595
Other	1,145,720	132,778	-	3,588,370	(1,420,831)	3,446,037
At a point in time	10,242	36,042	-	247,906	(8,321)	285,869
Over time	1,135,478	96,736	-	3,340,464	(1,412,510)	3,160,168
Total	99,309,822	2,866,383	5,828,962	8,859,898	(2,272,904)	114,592,161
At a point in time	5,150,690	249,939	2,843,463	5,519,434	(641,071)	13,122,455
Over time	94,159,132	2,616,444	2,985,499	3,340,464	(1,631,833)	101,469,706

	30 September 2023
	Turkcell Turkiye	Turkcell International	Techfin	Other	Intersegment eliminations	Consolidated
Telecommunication Services	86,728,050	2,309,779	-	-	(211,537)	88,826,292
At a point in time	1,220,616	62,589	-	-	(137)	1,283,068
Over time	85,507,434	2,247,190	-	-	(211,400)	87,543,224
Equipment Related	5,223,266	183,140	-	6,593,398	(95,693)	11,904,111
At a point in time	4,817,469	183,140	-	6,593,398	(95,693)	11,498,314
Over time	405,797	-	-	-	-	405,797
Revenue from financial operations	-	-	4,420,226	-	(383,976)	4,036,250
At a point in time	-	-	1,661,541	-	(357,543)	1,303,998
Over time	-	-	2,758,685	-	(26,433)	2,732,252
Other	935,414	167,793	-	3,968,458	(1,543,003)	3,528,662
At a point in time	16,468	32,651	-	105,296	(12,233)	142,182
Over time	918,946	135,142	-	3,863,162	(1,530,770)	3,386,480
Total	92,886,730	2,660,712	4,420,226	10,561,856	(2,234,209)	108,295,315
At a point in time	6,054,553	278,380	1,661,541	6,698,694	(465,606)	14,227,562
Over time	86,832,177	2,382,332	2,758,685	3,863,162	(1,768,603)	94,067,753

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

5.	Other income and expense

Recognized in the statement of profit or loss:

	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023
Depositary reimbursement	5,929	4,746	46,005	(3,417)
Insurance compensation	-	-	448,808	(22,384)
Income from equipment donations	-	-	131,363	92,093
Gain on sale of fixed assets	-	-	53,103	53,103
Rent income	8,482	1,282	26,490	8,607
Other	113,862	56,853	178,440	31,649
Other income	128,273	62,881	884,209	159,651

Donation expenses	(358,082)	(31,575)	(2,957,944)	(2,647,555)
Loss on modification of lease contract	(175,306)	(103,484)	(151,286)	(73,080)
Stamp tax of disposal of subsidiaries	(14,556)	(14,556)	-	-
Litigation expenses	(102,718)	(45,504)	(250,618)	(20,334)
Loss on sale of fixed assets	(13,399)	(4,276)	-	28,550
Restructuring cost	(19,122)	1,638	(308,554)	(253,390)
Other	(110,961)	(44,388)	(234,612)	(109,911)
Other expense	(794,144)	(242,145)	(3,903,014)	(3,075,720)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

6.	Finance income and costs

Recognized in the statement of profit or loss:

	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023
Interest income	5,064,720	1,961,401	2,651,689	1,083,186
Income from financial assets carried at fair value	1,500,849	453,472	5,495,241	1,290,854
Cash flow hedges – reclassified to profit or loss	-	-	4,700,462	3,120,588
Net fair value gains on derivative financial instruments and interest	-	-	1,386,031	(1,874,808)
Other	671,977	368,734	486,911	265,514
Finance income	7,237,546	2,783,607	14,720,334	3,885,334
Net foreign exchange losses	(5,564,628)	(1,582,542)	(16,604,183)	(2,343,327)
Net interest expenses for financial assets and liabilities measured at amortized cost	(8,269,510)	(2,894,061)	(5,774,979)	(2,039,029)
Net fair value losses on derivative financial instruments and interest	(3,429,354)	434,240	-	-
Cash flow hedges – reclassified to profit or loss	2,323,384	(613,092)	-	-
Other	(38,779)	693	(131,109)	(23,548)
Finance costs	(14,978,887)	(4,654,762)	(22,510,271)	(4,405,904)
Monetary gain (loss)	5,963,702	1,525,946	2,976,143	2,707,815
Net finance costs	(1,777,639)	(345,209)	(4,813,794)	2,187,245

7.	Income tax expense

The corporate tax rate in Türkiye is 25% for companies (30 September 2023: 20%), 30% for banks (30 September 2023: 25%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

	9 months	3 months	9 months	3 months
	period	period	period	period
	ended at 30	ended at 30	ended at 30	ended at 30
	September	September	September	September
	2024	2024	2023	2023
Current income tax expense	(1,656,346)	(1,481,613)	(812,774)	143,350
Deferred income tax expense	(2,023,588)	(808,132)	(12,707,603)	(9,906,855)
Total income tax expense	(3,679,934)	(2,289,745)	(13,520,377)	(9,763,505)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

8.	Property, plant and equipment

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 30 September 2024
Network infrastructure (All operational)	247,035,186	3,428,874	(2,472,990)	6,719,485	-	(1,002,983)	253,707,572
Land and buildings	15,578,084	191,327	(6,028)	37,602	-	(206,294)	15,594,691
Equipment, fixtures and fittings	16,262,354	859,220	(168,015)	300,534	-	(523,557)	16,730,536
Motor vehicles	256,038	7,710	(14,362)	-	-	(4,794)	244,592
Leasehold improvements	5,141,267	28,736	(4)	20,805	-	(157)	5,190,647
Electricity production power plant	460,754	4,277	-	-	-	19	465,050
Construction in progress	3,312,808	12,259,970	(71,541)	(7,044,652)	-	(7,117)	8,449,468
Total	288,046,491	16,780,114	(2,732,940)	33,774	-	(1,744,883)	300,382,556
Accumulated depreciation
Network infrastructure (All operational)	172,242,444	12,535,874	(1,354,935)	-	10,761	(1,989,806)	181,444,338
Land and buildings	3,884,240	439,073	(226)	-	-	(43,437)	4,279,650
Equipment, fixtures and fittings	16,488,130	1,768,625	(105,713)	-	2	(943,955)	17,207,089
Motor vehicles	241,910	21,733	(14,229)	-	-	(38,098)	211,316
Leasehold improvements	4,616,090	41,082	(21)	-	-	1,507	4,658,658
Electricity production power plant	22,426	17,283	-	-	-	32,892	72,601
Total	197,495,240	14,823,670	(1,475,124)	-	10,763	(2,980,897)	207,873,652

Net book value	90,551,251	1,956,444	(1,257,816)	33,774	(10,763)	1,236,014	92,508,904

Depreciation expense for the nine months ended 30 September 2024 amounting to TL 14,834,425 including impairment losses are recognized in cost of revenue.

Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Impairment losses on property, plant and equipment for the nine months period ended 30 September 2024 is TL 10,763 and are recognized within depreciation expenses.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

9.	Intangible assets

Cost	1 January 2024	Additions	Disposals	Transfers	Effects of movements in exchange rates	30 September 2024
Telecommunication licenses	92,802,009	886	(50,201)	-	19,750	92,772,444
Computer software	140,864,905	4,874,254	(11,639)	183,008	798,048	146,708,576
Transmission line software	1,430,940	459	(476)	-	13,969	1,444,892
Indefeasible right of usage	1,379,849	46,741	-	-	-	1,426,590
Brand name	14,629	-	-	-	(2,063)	12,566
Customer base	53,115	-	-	-	(5,466)	47,649
Goodwill (*)	554,214	-	-	-	-	554,214
Subscriber acquisition cost	52,330,817	5,250,234	-	-	289,740	57,870,791
Electricity production license	907,539	-	-	-	(87,832)	819,707
Others	1,694,701	131,569	(165)	(33,772)	71,837	1,864,170
Construction in progress	356,258	207,681	(93)	(183,008)	(13,709)	367,129
Total	292,388,976	10,511,824	(62,574)	(33,772)	1,084,274	303,888,728
Accumulated amortization
Telecommunication licenses	65,332,520	4,022,515	-	-	126,817	69,481,852
Computer software	108,700,366	5,626,857	(1,068)	-	451,316	114,777,471
Transmission line software	1,417,355	23,957	-	-	12,910	1,454,222
Indefeasible right of usage	873,140	52,992	-	-	(752)	925,380
Brand name	13,335	-	-	-	(10,560)	2,775
Customer base	38,506	297	-	-	(14,422)	24,381
Subscriber acquisition cost	35,284,336	5,104,621	-	-	(418,404)	39,970,553
Electricity production license	71,249	30,771	-	-	25,880	127,900
Others	1,164,386	148,671	(18)	-	(30,360)	1,282,679
Total	212,895,193	15,010,681	(1,086)	-	142,425	228,047,213

Net book value	79,493,783	(4,498,857)	(61,488)	(33,772)	941,849	75,841,515

Amortization expenses for the nine months ended 30 September 2024 amounting to TL 15,010,681 include impairment losses and are recognized in cost of revenue.

There is no impairment losses on intangible assets for the nine months ended 30 September 2024. Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of computer software within the Group is 2,075,946 TL for the nine months interim period ending 30 September 2024.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

10.	Right-of-use assets

Closing balances of right of use assets as of 30 September 2024 and depreciation and amortization expenses for the related period is stated as below:

	Site Rent	Building	Network equipment	Vehicles	Right of way	License	Other	Total
Balance at 1 January 2024	5,252,054	1,730,560	278,645	196,481	572,768	1,018	304,989	8,336,515
Depreciation and amortization charge for the year	(1,663,736)	(377,754)	(819,580)	(189,659)	(82,100)	(28,378)	(206,364)	(3,367,571)
Balance at 30 September 2024	4,831,907	1,686,591	594,765	731,795	638,894	34,786	397,035	8,915,773

As at 30 September 2024, the Company has additions to right-of-use assets amounting to TL 4,181,772 and interest expense on lease liabilities amounting to TL 707,956. Depreciation and amortization expenses amounting to TL 3,367,571 are recognized in cost of revenues.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

11.	Cash and cash equivalents

	30 September 2024	31 December 2023
Cash in hand	399	456
Banks	68,431,748	67,964,232
- Demand deposits	6,028,823	5,727,433
- Time deposits	62,402,925	62,236,799
Other (*)	12,599,896	-
Impairment loss provision	(23,381)	(63,434)
	81,008,662	67,901,254

(*) It consists of US Treasury Bills with a maturity of less than 90 days from the acquisition date. The maturities are on 15 October 2024, 24 October 2024, and 31 October 2024.

As of 30 September 2024, the average effective interest rates of TL, USD, EUR and RMB time deposits are 46.9%, 2.3%, 1.9% and 0.3% (31 December 2023: 42.2%, 4.1%, 3.7% and 0.7%) respectively.

As of 30 September 2024, average maturity of time deposits is 34 days (31 December 2023: 39 days).

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	30 September	30 September
	2024	2023
Cash and cash equivalents	81,008,662	58,340,039
Interest accrual of cash and cash equivalents	(525,167)	(72,178)
Total	80,483,495	58,267,861

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets

The details of financial assets as of 30 September 2024 and 31 December 2023 are as follows:

	30 September 2024		31 December 2023
	Non- Current	Current	Non- Current	Current
Amortized cost	-	7,970	-	-
- Bond	-	7,970	-	-
Fair value through profit or loss	2,559,027	5,431,485	735,670	12,050,579
- Currency protected time deposits (*)	-	5,431,485	-	12,050,579
- Investment funds (**)	2,559,027	-	735,670	-
Fair value through other comprehensive income	6,444,625	1,241,824	144,043	-
- Listed debt securities (***)	6,444,625	1,241,824	144,043	-
	9,003,652	6,681,279	879,713	12,050,579

(*) Currency-protected time deposit accounts are classified as financial assets at fair value through profit or loss. The Group has converted its foreign currency deposit account amounting to USD 102,276 and EUR 35,000 into “Currency Protected TL Time Deposit Accounts”.

(**) Investment funds mainly include Turkcell GSYF, established by Re-Pie., and its associates’ and financial assets which is carried at fair value and valuation differences are recognized in profit or loss.

(***) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values
	30 September 2024	31 December 2023	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	7,686,449	144,043	Level 1	Pricing models based on quoted market prices at the end of the reporting period
Financial assets at fair value through profit or loss	2,024,155	111,828	Level 1	Pricing models based on quoted market prices at the end of the reporting period
Financial assets at fair value through profit or loss	5,431,485	12,050,579	Level 2	Discounted cash flow and Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	534,872	623,842	Level 3	Pricing models based on discounted cash flow
	15,676,961	12,930,292

The movement of the financial assets which is shown in Level 3 are as follows:

2024
Opening balance	623,842
Addition	40,219
Disposal	(129,189)
Closing balance	534,872

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

12.	Financial assets (continued)

As of 30 September 2024, the notional and fair value amounts of listed debt securities that are classified as fair value through other comprehensive income are as follows:

30 September 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
USD	54,500	2,116,356	16 October 2028
EUR	24,500	1,003,570	21 May 2030
USD	25,000	907,114	15 May 2034
USD	22,500	852,378	12 November 2026
USD	20,000	691,588	23 January 2025
USD	15,000	570,677	1 October 2025
USD	11,500	418,680	5 October 2034
USD	11,000	400,495	16 January 2029
USD	10,000	348,674	14 November 2024
USD	4,500	175,355	19 October 2028
USD	3,620	123,514	31 March 2025
USD	2,200	78,048	15 October 2024
Total listed debt securities		7,686,449

As of 30 September 2024, the notional and fair value amounts of currency protected time deposits are as follows:

30 September 2024
Currency	Notional amount (original currency)	Fair value (in TL)	Maturity
TL	1,644,192	2,074,085	25 April 2025
TL	599,368	769,787	24 October 2024
TL	504,697	630,623	1 October 2024
TL	505,259	607,617	26 February 2025
TL	274,462	356,356	2 October 2024
TL	266,920	328,750	15 October 2024
TL	246,418	294,154	21 February 2025
TL	155,895	185,116	28 February 2025
TL	155,646	184,997	27 February 2025
Total currency protected time deposits		5,431,485

During the year, the following gains (losses) were recognized in other comprehensive income.

	9 months period ended at 30 September 2024	3 months period ended at 30 September 2024	9 months period ended at 30 September 2023	3 months period ended at 30 September 2023
Gains / (Losses) recognized in other comprehensive income
Related to financial assets	140,674	149,562	120,805	24,990
Related to financial assets, tax effect	(27,099)	(35,383)	9,517	18,178
	113,575	114,179	130,322	43,168

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings

	30 September	31 December
Long-term borrowings	2024	2023
Unsecured bank loans	31,820,015	34,637,579
Secured bank loans	5,003,618	5,367,151
Lease liabilities	2,611,739	2,249,553
Debt securities issued	31,602,661	36,472,230
	71,038,033	78,726,513

	30 September	31 December
Short-term borrowings	2024	2023
Unsecured bank loans	27,065,906	26,587,084
Secured bank loans	1,058,569	1,051,236
Lease liabilities	1,282,279	1,048,578
Debt securities issued	6,283,638	6,823,684
	35,690,392	35,510,582

The Company has used loans in accordance with the loan agreement previously signed with HSBC Bank Middle East Limited and AB Svensk Exportkredit under the Swedish Export Credit Organization (“EKN”) insurance on July 25, 2024. As of September 30, 2024, under this agreement, the Company has used loans of EUR 33,101 on July 31, 2024 at an interest rate of 6M Euribor+0.67%.

The Company has used a loan in accordance with the loan agreement previously signed with Development Investment Bank of Türkiye on September 23, 2024, under this agreement, the Company has used EUR 31,500 loan on September 24, 2024 with an interest rate of 6M Euribor+2%.

The Company has signed a loan agreement for RMB 1,230,000 with the China Development Bank as of September 30, 2024, under the insurance of China Export & Credit Insurance Corporation.

Turkcell obtained approval from CMB on 28 June 2024, for issuance of debt securities up to TL 8,000,000. As of September 30,2024, the Company has issued debt securities on 12 July 2024 and 6 August 2024 respectively, at the amount of TL 2,200,000 and TL 800,000 with the maturities of 10 October 2024 and 6 November 2024. TL 5,000,000 issuance limit remained from this TL 8,000,000 limit.

Turkcell Superonline obtained approval from the CMB on 21 December 2023, for the issuance of sukuk up to 3,000,000 TL. In the third quarter of 2024, two lease certificates, each worth TL 300,000, were issued in August and September 2024, with maturities in November and December, respectively. As of 30 September 2024, the outstanding issuance limit for this approved transaction is TL 1,200,000.

Turkcell Finansman issued a total TL 175,000 corporate bonds on 5 December 2023, with a maturity date of 8 March 2024, following the approval from the CMB on 1 December 2023. On 1 December 2023, the CMB had granted approval for a total of TL 1,000,000. In the third quarter of 2024, on 13 August 2024, the Company issued a total of TL 160,300 corporate bond from this limit, with a maturity of 11 November 2024, respectively. As of 30 September 2024, TL 271,700 issuance limit remained from this TL 1,000,000 limit which was taken on 1 December 2023.

Turkcell Ödeme obtained approval from CMB on 2 May 2024 for the issuance of sukuk up to TL 1,000,000. During August and September 2024, Turkcell Ödeme issued several sukuks, each with in 2024 maturity for a total amount of TL 300,000. As of 30 September 2024, the outstanding issuance limit is TL 100,000.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

13.	Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

		30 September 2024			31 December 2023
Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
EUR	Floating	2024-2030	Euribor+2.0%-Euribor+4.0%	36,324,276	2024-2028	Euribor+2,0%-Euribor+4,0%	35,073,597
TRY	Fixed	2024-2027	29,0%-66,0%	15,284,734	2024-2025	11,5%-58,9%	16,224,581
USD	Floating	2024-2026	Sofr+ 2,2%	4,342,802	2024-2028	Sofr 2,2%	6,090,816
CNY	Fixed	2024-2028	5,2%-5,5%	2,763,680	2024-2028	5,2%-5,5%	3,072,597
EUR	Fixed	-	-	-	2024	6,0%	469,304
USD	Fixed	2024-2026	2,6%	170,429	2024-2026	2,6%	272,225
BYN	Fixed	-	-	-	2024	14%	21,543
USD	Fixed	2024-2033	1,5%-3,8	4,137,598	2024-2033	1,5%-3,8	5,261,157
USD	Floating	2024-2028	Sofr+0,6% & Sofr+1,6%	774,857	2024-2028	Sofr+0,6% & Libor+1,6%	1,157,230
EUR	Floating	2024-2036	Euribor+0,7%	1,149,732	-	-	-
USD	Fixed	2024-2028	5,8%	33,466,339	2024-2028	5,8%	38,626,059
TRY	Fixed	2024	46,0%-52,0%	3,556,793	2024	29,5%-45,0%	4,669,855
TRY	Floating	2024	TLREF+0,7%	863,167	-	-	-
TRY	Fixed	2024-2057	9,8%-62,3%	2,943,310	2024-2057	9,8%-45,0%	2,132,729
BYN	Fixed	2024-2037	10,8%-20,0%	498,789	2024-2037	10,8%-20,0%	564,583
EUR	Fixed	2024-2034	1,0%-11,0%	404,161	2024-2034	1,0%-11,0%	554,184
USD	Fixed	2024-2052	3,9%-11,6%	47,758	2024-2052	3,9%-11,6%	46,635
				106,728,425			114,237,095

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments

The fair value of derivative financial instruments at 30 September 2024 and 31 December 2023 are attributable to the following:

	30 September 2024		31 December 2023
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,904,857	264,669	825,365	426,337
Derivatives used for hedge accounting	-	-	1,773,514	66,040
	1,904,857	264,669	2,598,879	492,377

At 30 September 2024, short-term derivative assets of TL 2,090,343 also include a net accrued interest income of TL 185,486 and the short-term derivative liabilities of TL 247,779 also includes a net accrued interest expense of TL 16,890.

At 31 December 2023, short-term derivative assets of TL 2,778,025 also include a net accrued interest income of TL 179,146 and the short-term derivative liabilities of TL 481,448 also includes a net accrued interest expense of TL 10,929.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Derivatives used for hedging

The notional amount and the fair value of derivatives used for hedging contracts at 30 September 2024 and 31 December 2023 are as follows:

	30 September 2024		31 December 2023
							Change in intrinsic	Change in intrinsic
							value of	value of
							outstanding	outstanding
							hedging	hedging
	Notional value in		Notional value in				instruments since 1	instruments since 1
Currency	original currency	Fair value	original currency	Fair value	Maturity date	Hedge ratio	January 2024	January 2023
Participating cross currency swap contracts
EUR Contracts	-	-	167,000	352,271	October 2025	01:01	(2,792)	(5,728)
EUR Contracts	-	-	38,057	33,305	April 2026	01:01	(1,191)	(261)
USD Contracts	-	-	124,186	770,195	April 2026	01:01	(4,321)	(913)
Cross currency swap contracts
RMB Contracts	-	-	81,162	420,886	April 2026	01:01	52,022	179,586
Interest rate swap contracts
USD Contracts	-	-	90,135	130,817	April 2026	01:01	-	-
Derivatives used for hedge accounting		-		1,707,474

As of 30 September 2024, there is no participating cross currency swap contracts (2023: EUR 322,884). Also, the guarantees are over after the CSA agreement (2023: TL 1,356,859).

As a result of the recent changes in the market due macroeconomic measures, the hedge accounting designated by the Company within the scope of its risk management has been ceased as of 1 July 2024 because the economic relationship between the hedged item and the hedging instrument no longer exists. The remaining hedge reserve as of 30 September 2024 amounting to TL 2,387,525 will be transferred to the income statement through amortisation in the future periods.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 30 September 2024 and 31 December 2023 are as follows:

	30 September 2024			31 December 2023
	Notional value in			Notional value in
Currency	original currency	Fair value	Maturity	original currency	Fair value	Maturity
Cross currency swap contracts
USD Contracts	5,000	137,569	November 2025	8,000	251,487	November 2025
RMB Contracts	83,864	374,546	April 2026	19,425	96,510	April 2026
Currency forward contracts
USD Contracts	63,500	332	October 2024- February 2025	334,900	(167,581)	March 2024
EUR Contracts	-	-	-	10,000	(27,044)	January 2024
FX swap contracts
USD Contracts	121,019	6,909	November 2024	-		-
RMB Contracts	142,931	(39,157)	October 2024	353,972	(201,905)	February 2024
Participating cross currency swap contracts
USD Contracts	114,790	537,172	November 2025- April 2026	18,000	98,504	November 2025
EUR Contract	198,830	544,032	April 2026	40,060	341,109	April 2026
Interest rate swap contracts
USD Contracts	357,301	88,754	April 2026- April 2033	64,655	32,214	April 2026
TL Contracts	600,000	(9,969)	October 2024	600,000	(24,266)	October 2026
Derivatives held for trading		1,640,188			399,028

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

14.	Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Technique
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	30 September 2024
	Contract Assets	Other Assets
Opening balance	4,604	822,260
Provision for impairment recognized during the year	1,641	926,072
Amounts collected	-	(304,600)
Receivables written off during the year as uncollectible	-	(575,650)
Effect of changes in exchange rates	-	23,313
Inflation adjustment	(1,386)	(224,199)
Closing balance	4,859	667,196

	30 September 2023
	Contract Assets	Other Assets
Opening balance	16,445	1,482,037
Provision for impairment recognized during the year	(7,009)	1,386,964
Amounts collected	-	(324,417)
Receivables written off during the year as uncollectible	-	(982,090)
Effect of changes in exchange rates	-	96,848
Inflation adjustment	(4,197)	(525,296)
Closing balance	5,239	1,134,046

Movements in the provisions for the total of receivables from financial services are as follows:

	30 September 2024	30 September 2023
Opening balance	199,649	201,289
Provision for impairment recognized during the year	275,343	178,444
Amounts collected	(134,231)	(89,160)
Receivables transferred with receivables transfer contract (*)	(106,534)	(10,745)
Inflation adjustment	(56,280)	(81,248)
Closing balance	177,947	198,580

(*) Turkcell Finansman signed a transfer of claim agreement with a debt management company to transfer some of its doubtful receivables stemming from the years 2016 and 2024. Transferred doubtful receivables comprise of balances for which Turkcell Finansman had started legal proceedings.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Foreign exchange risk

The Group’s exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	30 September 2024
Foreign currency denominated assets	USD	EUR	RMB
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	247,493	57,378	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	37,057	24,741	-
Other current assets	6,485	2,644	-
Cash and cash equivalents	1,222,387	576,384	13
	1,513,594	661,158	13
Foreign currency denominated liabilities
Loans and borrowings - non-current	(190,444)	(732,130)	(487,168)
Debt securities issued - non-current	(927,036)	-	-
Lease obligations - non-current	(1,277)	(9,556)	-
Other non-current liabilities	(38,744)	-	-
Loans and borrowings - current	(86,050)	(273,051)	(84,501)
Debt securities issued - current	(54,669)	-	-
Lease obligations - current	(122)	(1,074)	-
Other current liabilities	(984)	(9,236)	-
Trade and other payables - current	(93,445)	(58,254)	(233,038)
Due to related parties	-	-	-
	(1,392,771)	(1,083,301)	(804,707)
Financial liabilities defined as hedging instruments	7,776	444,308	-
Exposure related to derivative instruments
Participating cross currency swap and FX swap contracts	130,814	(129,162)	204,882
Currency forward contracts	93,915	-	-
Net exposure	353,328	(106,997)	(599,812)

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the TL, UAH, BYN, EUR against the following currencies as at 30 September 2024 would have increased/(decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	30 September 2024
	Profit/(Loss)		Equity
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	1,204,495	(1,204,495)	-	-
2- Hedged portion of USD risk (-)	-	-	(26,509)	26,509
3- USD net effect (1+2)	1,204,495	(1,204,495)	(26,509)	26,509

4- EUR net asset/liability	(406,782)	406,782	-	-
5- Hedged portion of EUR risk (-)	-	-	(225,447)	225,447
6- EUR net effect (4+5)	(406,782)	406,782	(225,447)	225,447

7- Other foreign currency net asset/liability (RMB)	(289,973)	289,973	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	1,149	(1,149)
9- Other foreign currency net effect (7+8)	(289,973)	289,973	1,149	(1,149)
Total (3+6+9)	507,740	(507,740)	(250,807)	250,807

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

15.	Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature.

Financial liabilities:

As at 30 September 2024 and 31 December 2023; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

As at 30 September 2024:	Carrying amount	Fair value
Bank loans	7,116,927	7,068,219
Debt securities	33,466,339	33,528,721

As at 31 December 2023:	Carrying amount	Fair value
Bank loans	8,705,355	8,504,279
Debt securities	38,626,059	37,808,491

16.	Guarantees and purchase obligations

At 30 September 2024, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 4,546,594 (31 December 2023: TL 6,874,326). Payments for these commitments will be made within 4 years.

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 20,719,610 at 30 September 2024 (31 December 2023: TL 24,306,927).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 30 September 2024, the remaining investment commitment is amounting to USD 80,815 (TL equivalent of 2,754,990).

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies

The amounts related to the investigations, lawsuits, and inquiries shared below are disclosed with their nominal values as of 30 September 2024.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The lawsuit is ongoing in the appeal stage.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time. The Constitutional Court process is pending.

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly.

Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on April 19, 2024, and 130,000 TL was paid by the Company. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the Company objected to expert the report and the files has been sent to a new expert committee. The expert report has been submitted to the case file. The parties have duly filed objections to the expert report within the specified timeframe. In accordance with the parties objections, the court has resolved to obtain an additional report from the same expert panel. The case file is currently undergoing expert examination. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4. Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971. A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. The appeal process is pending.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. This amount has been recognized as a liability in the interim consolidated financial statements dated 30 September 2024 and will be remitted subsequent to the notification of the reasoned decision.

ICTA Investigations Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, is pending.

Turkcell and Superonline are currently undergoing refund investigations on a similar matter and Turkcell is currently undergoing an ongoing investigation on the Return of Remaining TRY on Prepaid Lines.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

ICTA – Investigation on Idendity Verification Regulation

The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a) Investigation of compliance with the criteria and target values defined in the legislation regarding 3N and 4.5N Mobile Communication Systems,

b) Investigation of compliance with the obligation regarding mobile service quality notifications,

c) Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

d) Investigation of compliance with the legislation regarding subscription termination processes,

e) Investigation of compliance with Network and Information Security regulations in the Electronic Communications Sector

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines is TL 15,656.

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have not been concluded is presented below.

a) Investigation regarding the compliance of the works and transactions carried out in the processes from the submission to the finalization of the facility sharing request with the relevant legislation,

b) Investigation of whether the obligations defined in the Regulation on Consumer Rights in the Electronic Communications Sector and other relevant legislation regarding committed subscriptions are fulfilled,

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. The Court rejected the cases. The Company appealed the decisions before the Regional Administrative Court. The Regional Administrative Court rejected the appeal request. The Company appealed the decision in due time. The appeal process is pending. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason. The process is ongoing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

17.	Commitments and Contingencies (continued)

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, thus, TL 249,519 provision is recognized in the consolidated financial statements as at and for the period ended 30 September 2024 (31 December 2023: TL 379,519). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 30 September 2024 and 31 December 2023.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	9 months	9 months
	period	period
	ended at 30	ended at 30
	September	September
	2024	2023
Short-term benefits	217,931	357,333
Long-term benefits	144	2,484
Termination benefits	368	529
	218,443	360,346

The following transactions occurred with related parties:

	9 months	9 months
	period	period
	ended at 30	ended at 30
	September	September
Revenue from related parties	2024	2023
Türk Telekom Mobil Iletisim Hizmetleri A.S.
(“TT Mobil”) (*)	802,311	1,191,604
Türk Hava Yolları A.S.
(“THY”) (*)	324,970	307,902
Enerji Piyasaları İşletme A.S.
(“EPIAS”) (*)	269,242	246,909
Gunes Express Havacilik A.S.
(“Sun Express”) (*)	182,291	165,050
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	138,708	956,279
Turksat Uydu Haberlesme Kablo TV
ve Isletme A.S. (“Turksat”)(*)	110,868	75,629
Turk Telekomunikasyon A.S. (“TT”)(*)	102,245	124,630
Turkiye Hayat ve Emeklilik A.S.(*)	58,001	31,583
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	60,135	477,422
TOGG (**)	52,583	12,949
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	21,980	93,557
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	28,039	28,247
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	27,454	78,571
BIST (*)	5,812	19,218
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	7,479	98,415
Sofra (**)	3,780	4,011
Other	33,153	31,738
	2,229,051	3,943,714

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Groups’ associate and joint ventures.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

	9 months	9 months
	period	period
	ended at 30	ended at 30
	September	September
Related party expenses	2024	2023
Türk Telekomünikasyon A.S (*)	1,450,534	1,363,858
TT Mobil (*)	797,802	1,218,889
Istanbul Takas ve Saklama Bankasi
A.S. ("Takasbank") (*)	485,703	314,182
EPIAS (*)	527,452	764,929
Sofra (**)	200,235	137,206
PTT (*)	89,538	61,675
Boru Hatları ile Petrol Tasıma A.S. (“BOTAS”) (*)	63,566	62,600
Turksat (*)	46,252	83,266
Others	575,361	276,822
	4,236,443	4,283,427

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

(**) Groups’ associate and joint ventures.

Details of the financial assets and liabilities with related parties as of 30 September 2024 and 31 December 2023 are as follows:

	30 September	31 December
	2024	2023
Banks - Time deposits	29,430,279	42,618,802
Banks - Demand deposits	1,902,071	979,027
Currency protected time deposit	4,060,052	8,387,848
Financial investment	1,671,553	-
Bank borrowings	(9,364,851)	(9,597,404)
Debt securities issued	(938,110)	(1,300,067)
Lease liabilities	(401,554)	(198,395)
Impairment loss provision associated with bank deposits and other financial assets	(11,893)	(43,316)
	26,347,547	40,846,495

As of 30 September 2024, the amounts of letters of guarantee given to the related parties is TL 468,396 (31 December 2023:TL 453,236).

Details of the time deposits at related parties as of 30 September 2024 and 31 December 2023 are as follows:

	30 September	31 December
	2024	2023
Ziraat Bankasi	6,730,985	10,977,612
Vakifbank	12,416,043	11,785,814
Halkbank	7,745,914	15,408,639
Ziraat Katılım	2,537,337	4,446,737
	29,430,279	42,618,802

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	30 September 2024
225,136	USD	1.4%	October 2024	7,675,500
290,454	EUR	1.3%	October 2024	11,050,413
10,267,801	TL	46.8%	October - November 2024	10,704,366
				29,430,279

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 September 2024
7,307,000	TL	33.8% - 56.5%	October 2024 - April 2025	8,894,623
425,150	TL	50.0% - 65.9%	November 2024- August 2027	445,176
22,530	TL	28.8% - 29.3%	October 2024 - April 2025	25,052
				9,364,851

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	30 September 2024
900,000	TL	45.0% - 45.5%	November 2024- December 2024	938,110
				938,110

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Payment Period	30 September 2024
TL	12.5% - 62.0%	2024 - 2033	401,554
			401,554

Interest income from related parties

	9 months	9 months
	period	period
	ended at 30	ended at 30
	September	September
	2024	2023
Vakifbank	2,940,272	1,791,503
Halkbank	673,469	424,406
Ziraat Bankasi	656,369	270,890
Ziraat Katılım	107,078	96,008
Other	-	118
	4,377,188	2,582,925

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

18.	Related parties (continued)

Interest expense to related parties

	9 months period ended at 30 September 2024	9 months period ended at 30 September 2023
Vakifbank	1,450,720	658,997
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	243,062	150,136
Ziraat Bankasi	77,150	148,253
Halkbank	15,439	10,584
Ziraat Katılım	3	11,080
Other	5,054	4,398
	1,791,428	983,448

Revenue from related parties is generally related to telecommunication, call center and other miscellaneous services. Transactions between the Group and EPIAS are related to the energy services; transactions between the Group and Sofra are related to meal coupon services; transactions between the Group and BOTAS are related to infrastructure services; transactions between the Group and Halkbank, Ziraat Bankasi and Vakifbank are related to banking services; transactions between the Group and PTT are related to cargo transportation; transactions between the Group and Turksat are related to telecommunication services and transactions between the Group and BIST are related to stock market services. Receivables from related parties are not collateralized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

19.	Subsidiaries

The Group’s ultimate parent company is TVF, while subsidiaries, associates and a joint venture of the Company as at 30 September 2024 and 31 December 2023 are as follows:

			Effective Ownership Interest
Subsidiaries	Country of		30 September	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Dijital Egitim (**)	Türkiye	Dijital educations	100	51
Turkcell Satis	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Odeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut	Türkiye	Cloud solutions services	100	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Muzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
UkrTower (*)	Ukraine	Telecommunications infrastructure business	-	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasia	Netherlands	Telecommunications investments	100	100
Kibris Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Technologies	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Global LLC (*)	Ukraine	Customer relations management	-	100
Rehberlik	Türkiye	Directory assistance	100	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Lifecell (*)	Ukraine	Telecommunications	-	100
Paycell LLC	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
W3	Türkiye	Information technology	-	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
			Effective Ownership Interest
Associates	Country of		30 September	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
TOGG	Türkiye	Electric passenger car development, production and trading activities	23	23
			Effective Ownership Interest
Joint Venture	Country of		30 September	31 December
Name	Incorporation	Business	2024 (%)	2023 (%)
Sofra	Türkiye	Meal coupons and cards	66	66

(*) UkrTower, Global LLC and Lifecell have been sold on 9 September 2024.

(**) The registration regarding the acquisition of shares of Dijital Eğitim Teknolojileri A.Ş. ("Dijital Eğitim") was completed on 2 August 2024.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

20.	Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	30 September	31 December
a) Joint Ventures	2024	2023
Sofra	47,481	16,775

b) Associates
TOGG	6,358,816	7,957,708

The movement of investments accounted for using the equity method is as follows.

	30 September	30 September
	2024	2023
Opening balance	7,974,483	5,164,170
Shares of profit	(1,568,186)	(195,367)
Contribution to capital increase	-	242,861
Closing balance	6,406,297	5,211,664

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to TL 17,777,962, was received by The Group in accordance with the share purchase agreement.

Assets and liabilities were reclassified as held for sale in relation to the discontinued operation as at 31 December 2023:

31 December
2023
Assets
Property, plant and equipment	7,877,034
Right-of-use assets	1,803,462
Intangible assets	4,483,126
Trade receivables	366,684
Deferred tax assets	1,787,754
Other non current asset	206,197
Financial assets at amortized cost	1,000,169
Cash and cash equivalents	5,458,112
Other current asset	257,419
Assets held for sale	23,239,957

Liabilities
Borrowings	6,146,869
Employee benefit obligations	47,184
Current tax liabilities	5,706
Trade and other payables	1,211,124
Other non current liabilities	7,251
Deferred revenue	24,188
Contract liabilities	625,289
Provisions	529,191
Liabilities directly associated with the assets held for sale	8,596,802

Net assets directly associated with disposal group	14,643,155

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The profit or loss and cash flow statements of disposal group are as follows:

	1 January-	1 January-
	9 September	30 September
	2024	2023
Revenue	7,397,469	7,872,302
Cost of revenue	(2,729,496)	(4,825,946)
Gross profit	4,667,973	3,046,356

Selling and marketing expenses	(428,437)	(476,094)
Administrative expenses	(272,194)	(247,287)
Other operating income/(expense), net	25,793	(3,567)
Operating profit	3,993,135	2,319,408
Net finance costs / income	(65,907)	(321,671)
Profit before income tax	3,927,228	1,997,737
Tax benefit /(expense)	(320,457)	(348,789)
Profit for the year from discontinued operations	3,606,771	1,648,948
Gain on sale of disposal of subsidiaries	8,821,192	-
Total	12,427,963	1,648,948

The net cash flows incurred by the disposal group are, as follows:

	9 September	30 September
	2024	2023
Cash flows from operating activities	2,896,417	6,210,388
Cash flows from investing activities	411,906	(4,425,176)
Cash flows from financing activities	(3,537,035)	(847,775)
Net cash (outflow)/inflow	(228,712)	937,437

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

21.	Discontinued operations (continued)

The carrying amounts of assets and liabilities as of 9 September 2024 as follows:

9 September
2024
Assets
Property, plant and equipment	7,640,376
Right-of-use assets	2,465,789
Intangible assets	3,908,724
Trade receivables	377,483
Deferred tax assets	1,094,417
Cash and cash equivalent	4,058,620
Other assets	444,975
Assets directly associated with the assets held for sale	19,990,384

Liabilities
Borrowings	2,461,113
Trade and other payables	1,141,715
Provisions	370,759
Other liabilities	822,161
Liabilities directly associated with the assets held for sale	4,795,748

Net assets directly associated with disposal group	15,194,636

Details of the sale of the disposal group as follows:

Consideration received:
Cash	17,777,962
Deferred payment	677,553
Total disposal consideration	18,455,515
Carrying amount of net assets sold	(15,194,636)
Reclassification of foreign currency translation reserve	5,560,315
Gain on sale of disposal of subsidiary	8,821,194

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED 30 SEPTEMBER 2024

(All amounts are expressed in thousand of Turkish Lira and are expressed in terms of purchasing power of Turkish Lira as of 30 September 2024 unless otherwise stated. Currencies other than Turkish Lira are expressed in thousands unless otherwise stated.)

22.	Seasonality of operations

The Turkish mobile communications market is affected by seasonal peaks and troughs. Historically, the effects of seasonality on mobile communications usage had positively influenced the Company’s results in the second and third quarters of the fiscal year and negatively influenced the results in the first and fourth quarters of the fiscal year.

23.	Subsequent events

On 10 October 2024, The Company issued financing bonds amounting to TL 1,870,000 with a maturity date of 30 January 2025.

The share transfer with respect to the acquisition of 33.3% shares of Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş. ("Sofra") by The Group’s 100% owned subsidiary Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. ("TÖHAŞ"), which had a 66.6% shareholding in Sofra prior to the share transfer, was completed on 21 October 2024.

The Company's decision regarding foreign debt instrument issuance has been updated as an issuance of up to USD 500,000 equivalent foreign currencies for non-sustainable bonds, and up to USD 500,000 or equivalent foreign currencies for sustainable/green bonds. An application was submitted to the Capital Markets Board for the approval of the issuance certificate on 31 October 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 8, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 8, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: November 8, 2024	By:	/s/ Nuri Burak Konuk

		Name:	Nuri Burak Konuk
		Title:	Turkcell Group Reporting Director